UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No.)*

DigitalThink, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

25388M 10 00

(CUSIP Number)

Convergys Corporation

201 East Fourth Street

Cincinnati, Ohio 45202

(513) 723-7000

Attn: William H. Hawkins

Senior Vice President, General Counsel and Secretary

with a copy to:

Frost Brown Todd LLC

2200 PNC Center

201 East Fifth Street

Cincinnati, Ohio 45202

Attn: Neil Ganulin

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 24, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25388M 10 00

1.	Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): Convergys Customer Management Group Inc. 31-1260729

2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization: Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: None. 8. Shared Voting Power: 10,698,839[1] 9. Sole Dispositive Power: None. 10. Shared Dispositive Power: None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,698,839[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11): 21.5%[2]

14.	Type of Reporting Person (See Instructions): CO

1	Beneficial ownership of the common stock referred to herein is being reported hereunder solely because Convergys Customer Management Group Inc. may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Convergys Customer Management Group Inc. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

2	The calculation of the foregoing percentage is based on 49,785,858 shares of DigitalThink, Inc. common stock outstanding as of February 11, 2004 as set forth in its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2003 filed with the Securities and Exchange Commission.

Schedule 13D

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value per share (the “Common Stock”), of DigitalThink, Inc., a Delaware corporation (the “Issuer”), with its principal executive office at 601 Brannan Street, San Francisco, California 94107.

Item 2.	Identity and Background

This Schedule 13D is being filed by Convergys Customer Management Group Inc. (“CMG”), an Ohio corporation and wholly owned subsidiary of Convergys Corporation (“Convergys”), an Ohio corporation and New York Stock Exchange listed company. Convergys is a holding company and CMG provides outsourced marketing, customer support services and employee care services. The principal offices of Convergys and CMG are located at 201 East Fourth Street, Cincinnati, Ohio 45202.

Attached as Annex A is a chart setting forth, with respect to each executive officer and director of Convergys and CMG, respectively, his or her name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship, in each case as of the date hereof.

During the last five years, neither Convergys or CMG nor, to the best knowledge of Convergys or CMG, any executive officer or director of Convergys or CMG named on Annex A have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither Convergys or CMG nor, to the best knowledge of Convergys or CMG, any executive officer or director of Convergys or CMG named on Annex A is or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the best knowledge of Convergys and CMG, each executive officer or director of Convergys and CMG is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

CMG, Issuer and Socrates Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of CMG (the “Merger Sub”), entered into an Agreement and Plan of Merger, dated as of March 24, 2004 (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into Issuer with Issuer continuing as the surviving corporation and a wholly owned subsidiary of CMG (the “Merger”). As a result of the Merger, each issued and outstanding share of Issuer’s Common Stock (other than shares held by the Issuer or CMG, Merger Sub or any subsidiary of them and other than shares held by a stockholder who properly demands statutory appraisal rights) will be automatically converted into the right to receive $2.40. In addition, holders of any options that are not exercised prior to the Merger will be entitled to receive, for each stock option, an amount in cash equal to the excess of $2.40 over the exercise price of such stock option, multiplied by the number of shares subject to such stock option, less any required deductions or withholdings. The total amount of funds required by CMG to consummate the merger will be approximately $125 million. CMG will obtain all such funds from its parent corporation, Convergys. Convergys will advance such funds to CMG from its available cash balances and existing credit facility. Its existing credit facility is a revolving credit agreement with a consortium of banks.

The Agreement and Plan of Merger is attached to this filing as Exhibit 1 and any references to or descriptions of the Merger and the Merger Agreement are qualified in their entirety by reference to the Merger Agreement, which is incorporated by reference herein in its entirety where such references or descriptions appear.

In addition, as an inducement for CMG to enter into the Merger Agreement, certain directors and their affiliates and two of the executive officers of Issuer, as identified in Item 6, entered into a voting agreement, dated as of March 24, 2004, with respect to an aggregate of 10,698,839 shares of Issuer Common Stock (the “Voting Agreement”). CMG did not pay additional consideration to these stockholders in connection with the execution and delivery of the Voting Agreement. For a description of the Voting Agreement, see Item 6 below, which description is incorporated herein by reference in response to this Item 3. The form of Voting Agreement is filed herewith as Exhibit 2.

Item 4:	Purpose of Transaction

1. (a)-(j). The purpose of the Merger and the Merger Agreement is to enable CMG to consummate the Merger pursuant to the terms of the Merger Agreement. For a description of the Merger Agreement and Voting Agreement, see Item 3 above and Item 6 below, which descriptions are incorporated herein by reference in response to this Item 4.

2. Once the Merger is consummated, the separate existence of the Issuer will cease, Merger Sub will be merged with and into Issuer with Issuer continuing as the surviving corporation and a wholly owned subsidiary of CMG. At the effective time of the Merger, (i) the certificate of incorporation and bylaws of Merger Sub will become the certificate of incorporation and bylaws of the surviving corporation except that the name of the surviving corporation will be DigitalThink, Inc.; (ii) the directors of Merger Sub will be the directors of the surviving corporation; and (iii) the officers of Merger Sub will be the officers of the surviving corporation. After the closing of the merger, CMG intends to terminate the listing of DigitalThink shares on the Nasdaq National Market and terminate DigitalThink’s registration pursuant to Section 12(g)(4) of the Act.

Item 5.	Interest in Securities of the Issuer

(a)	According to Issuer’s most recent Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2003, as filed with the Securities and Exchange Commission, there were issued and outstanding 49,785,858 shares of Issuer’s Common Stock on February 11, 2004. As of the date hereof, CMG has beneficial ownership of 10,698,839 of such shares, representing approximately 21.5% of the outstanding shares of Common Stock of Issuer. Except as set forth in this Item 5, neither Convergys or CMG, nor any other person controlling CMG nor, to the best knowledge of Convergys and CMG, any individual named in Annex A to this Schedule 13D, beneficially owns any shares of Issuer’s Common Stock.

(b)	CMG has the shared power to vote or to direct the vote of the shares of Issuer’s Common Stock deemed beneficially owned by CMG.

(c)	No transactions in the Issuer’s Common Stock were effected during the past 60 days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to Item 5(a), except for the entering into of the Merger Agreement and the Voting Agreement.

(d)	To the knowledge of Convergys and CMG, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The following directors and their affiliates and two of the executive officers of the Issuer entered into a Voting Agreement, dated as of March 24, 2004, with respect to an aggregate of 10,698,839 shares of Issuer Common Stock: Walden VC II, L.P., Walden Media and Information Technology Fund, L.P., Walden Capital Partners II, L.P., Walden VC II-Side, L.P., Steven L. Eskenazi, Roger V. Goddu, Peter J. Goettner, Samuel D. Kingsland, William H. Lane III, John C. Madonna, Roderick C. McGeary, Michael W. Pope and Umberto Milletti.

The Voting Agreement provides that the respective stockholders shall not, among other things, transfer any of such party’s shares of Issuer Common Stock subject to the Voting Agreement until the expiration date of the Voting Agreement. The expiration of the Voting Agreement is the earlier of (i) the effective time of the Merger or (ii) the termination of the Merger Agreement. In addition, the Voting Agreement provides that, until the expiration of the Merger Agreement, the respective stockholders shall vote (i) in favor of the Merger Agreement and the Merger contemplated thereby, (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement, and (iii) against any action or agreement that would impede, interfere with, delay, postpone or attempt to discourage the Merger or any other transactions contemplated by the Merger Agreement.

In connection with the Voting Agreement, each stockholder listed above has also granted to CMG an irrevocable proxy with respect to the Issuer Common Stock held by such stockholder and subject to the Voting Agreement, which allows representatives of CMG to vote as set forth above.

References to and descriptions of the Voting Agreement in this Item 6 and throughout this Statement on Schedule 13D are qualified in their entirety by this reference to the form of Voting Agreement, which is filed as Exhibit 2 to this Statement on Schedule 13D, where such references or descriptions appear.

To the best knowledge of Convergys and CMG, except as described above and in Items 3 through 5 of this Statement on Schedule 13D, which are incorporated by reference in this Item 6, there are no contracts, arrangements, understandings or relationship (legal or otherwise) among Convergys, CMG and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

1.	Agreement and Plan of Merger, dated as of March 24, 2004, among Convergys Customer Management Group Inc., Socrates Acquisition Corp. and DigitalThink, Inc.

2.	Voting Agreement, dated as of March 24, 2004, among Convergys Customer Management Group Inc. and certain directors and their affiliates and two of the executive officers of DigitalThink, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 5, 2004 Date

/s/ Steven G. Rolls
Signature Steven G. Rolls, Executive Vice President Name/Title

Annex A

Set forth below is the name, residence or business address, present principal occupation or employment (along with the name, principal business address and address of any other corporation or organization in which such employment is conducted) and citizenship of each director and executive officer of Convergys Corporation and Convergys Customer Management Group Inc. Unless otherwise indicated, each person identified below is employed by Convergys Corporation and/or Convergys Customer Management Group Inc. The principal address of Convergys Corporation and Convergys Customer Management Group Inc. and, unless otherwise indicated below, the current business address for each individual listed below is 201 East Fourth Street, Cincinnati, Ohio 45202.

Convergys Corporation

Name and Business Address	Position with Reporting Company	Present Principal Occupation or Employment	Citizenship

James F. Orr	Chairman, President and Chief Executive Officer	Same	United States

David F. Dougherty	Executive Vice President, Global Information Management	Same	United States

Steven G. Rolls	Executive Vice President, Global Customer Management and Employee Care	Same	United States

Earl C. Shanks	Chief Financial Officer	Same	United States

Thomas A. Cruz, Jr.	Senior Vice President, Human Resources and Administration	Same	United States

Maureen P. Govern	Chief Technology Officer	Same	United States

William H. Hawkins II	Senior Vice President, General Counsel and Secretary	Same	United States

Ronald E. Schultz	Senior Vice President, Business Development	Same	United States

Karen R. Bowman	President, Employee Care	Same	United States

John C. Freker	President, Customer Management	Same	United States

Stephen L. Robertson	President, Information Management International	Same	United States

Larry S. Schwartz	President, Information Management North America	Same	United States

Zoë Baird c/o Markle Foundation 16th Floor 10 Rockefeller Plaza New York, New York 10020	Member of Board of Directors	President, Markle Foundation	United States

Name and Business Address	Position with Reporting Company	Present Principal Occupation or Employment	Citizenship

John F. Barrett c/o Western & Southern Financial Group 400 Broadway Cincinnati, Ohio 45202	Member of Board of Directors	Chairman, President and Chief Executive Officer, The Western & Southern Financial Group, Inc. and The Western and Southern Life Insurance Company	United States

Gary C. Butler c/o Automatic Data Processing, Inc. One ADP Boulevard Roseland, New Jersey 07068	Member of Board of Directors	President and Chief Operating Officer, Automatic Data Processing, Inc.	United States

David B. Dillon c/o The Kroger Co. 6th Floor 1014 Vine Street Cincinnati, Ohio 45202	Member of Board of Directors	Chief Executive Officer, The Kroger Co.	United States

Eric C. Fast c/o Crane Co. 100 First Stamford Place Stamford, Connecticut 06902	Member of Board of Directors	President and Chief Executive Officer, Crane Co.	United States

Joseph E. Gibbs c/o Gibbs Investments LLC Suite 210 2101 Park Center Drive Orlando, Florida 32835	Member of Board of Directors	Chairman, Gibbs Investments LLC	United States

Roger L. Howe c/o Convergys Corporation 201 East Fourth Street Cincinnati, Ohio 45202	Member of Board of Directors	Retired Chairman, U.S. Precision Lens, Inc.	United States

Steven C. Mason c/o Convergys Corporation 201 East Fourth Street Cincinnati, Ohio 45202	Member of Board of Directors	Retired Chairman and Chief Executive Officer, Mead Corporation	United States

Phillip A. Odeen c/o Convergys Corporation 201 East Fourth Street Cincinnati, Ohio 45202	Member of Board of Directors	Retired Chairman, TRW Inc.	United States

Sidney A. Ribeau c/o Bowling Green University Bowling Green, Ohio 43402	Member of Board of Directors	President, Bowling Green State University	United States

Name and Business Address	Position with Reporting Company	Present Principal Occupation or Employment	Citizenship

David R. Whitwam c/o Whirlpool Corporation 2000 M-63 N. MD 2600 Benton Harbor, Michigan 49022	Member of Board of Directors	Chairman and Chief Executive Officer, Whirlpool Corporation	United States

James M. Zimmerman c/o Federated Department Stores 7 West 7th Street 20th Floor Cincinnati, Ohio 45202	Member of Board of Directors	Retired Chairman and Chief Executive Officer, Federated Department Stores	United States

Convergys Customer Management Group Inc.

Name and Business Address	Position with Reporting Company	Present Principal Occupation or Employment	Citizenship

John C. Freker	President	Same	United States

Steven G. Rolls	Executive Vice President, Member of Board of Directors	Same	United States

Karen R. Bowman	President, Employee Care	Same	United States

William R. Coleman	Vice President—Treasurer	Same	United States

William H. Hawkins II	Member of Board of Directors	Same	United States

Earl C. Shanks	Member of Board of Directors	Same	United States

Exhibit 1

AGREEMENT AND PLAN OF MERGER

dated as of March 24, 2004

among

Convergys Customer Management Group Inc.

Socrates Acquisition Corp.

and

DigitalThink, Inc.

i

3.2	REPRESENTATIONS AND WARRANTIES OF PURCHASER GROUP	21
(a)	Organization, Standing and Power	21
(b)	Authority	21
(c)	Legal Proceedings	21
(d)	Board Approval	22
(e)	Brokers or Finders	22
(f)	Information Supplied	22
(g)	Financial Wherewithal	22
(h)	Completeness of Disclosure	22

ARTICLE IV COVENANTS RELATING TO CONDUCT OF BUSINESS		22

4.1	COVENANTS OF THE COMPANY	22
(a)	Ordinary Course	23
(b)	Dividends; Changes in Stock	23
(c)	Issuance of Securities	23
(d)	Governing Documents, Etc.	23
(e)	No Dispositions	24
(f)	Indebtedness	24
(g)	Accounting Methods	24
(h)	Compensation and Benefit Plans	24
(i)	No Liquidation	24
(j)	Other Agreements	24
(k)	Timeliness of Filings and Responses	29
4.2	TRANSITION	25

ARTICLE V. ADDITIONAL AGREEMENTS		25

5.1	PREPARATION OF PROXY STATEMENT; STOCKHOLDERS MEETINGS	25
5.2	ACCESS TO INFORMATION	26
5.3	REASONABLE BEST EFFORTS	26
5.4	ACQUISITION PROPOSALS	27
5.5	EMPLOYEE AND EMPLOYEE BENEFIT MATTERS	29
5.6	FEES AND EXPENSES	29
5.7	PUBLIC ANNOUNCEMENTS	29
5.8	INDEMNIFICATION	30
5.9	ADDITIONAL AGREEMENTS	30

ARTICLE VI. CONDITIONS PRECEDENT		31

6.1	CONDITIONS TO EACH PARTY’S OBLIGATION TO EFFECT THE MERGER	31
(a)	Stockholder Approval	31
(b)	Other Approvals	31
(c)	No Injunctions or Restraints; Illegality	31
(d)	Burdensome Condition	31
6.2	CONDITIONS TO OBLIGATIONS OF PURCHASER GROUP	31
(a)	Representations and Warranties	31
(b)	Performance of Obligations of the Company	32
(c)	Dissenting Shares	32
6.3	CONDITIONS TO OBLIGATIONS OF THE COMPANY	32
(a)	Representations and Warranties	32
(b)	Performance of Obligations of Purchaser Group	32

ARTICLE VII TERMINATION AND AMENDMENT		32

7.1	TERMINATION	32
7.2	EFFECT OF TERMINATION	33
7.3	AMENDMENT	35

ii

7.4	Extension; Waiver	35

ARTICLE VIII GENERAL PROVISIONS		35

8.1	Non-survival of Representations, Warranties and Agreements	35
8.2	Notices	35
8.3	Interpretation	36
8.4	Counterparts	37
8.5	Entire Agreement; No Third Party Beneficiaries	37
8.6	Governing Law	37
8.7	Severability	37
8.8	Assignment	37
8.9	Enforcement	37
8.10	Waiver of Jury Trial	38

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of March 24, 2004, by and among CONVERGYS CUSTOMER MANAGEMENT GROUP INC., an Ohio corporation (“Parent”), SOCRATES ACQUISITION CORP., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”) (Parent and Merger Sub shall collectively be referred to as the “Purchaser Group”), and DIGITALTHINK, INC., a Delaware corporation (the “Company”).

WHEREAS, the respective Boards of Directors of the Purchaser Group and the Company, in light of and subject to the terms and conditions set forth herein, deem this Agreement and the transactions contemplated hereby, including merging Merger Sub with and into the Company, as set forth herein (the “Merger”), taken together, advisable and fair to, and in the best interests of, their respective stockholders;

WHEREAS, the respective Boards of Directors of the Purchaser Group and the Company have approved the Merger upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, Purchaser Group and the Company desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe various conditions to the Merger; and

WHEREAS, concurrently with the execution and delivery of this Agreement, certain stockholders of the Company are executing and delivering one or more Voting Agreements, dated as of the date hereof, in a form attached hereto as Annex A (the “Voting Agreements”) pursuant to which such stockholders are, among other things, covenanting to vote in favor of the adoption of and otherwise to support this Agreement.

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the Purchaser Group and the Company hereby agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions of this Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), at the Effective Time (as defined in Section 1.2), Merger Sub shall be merged with and into the Company. Following the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”) and shall succeed to and assume all the rights and obligations of the Merger Sub in accordance with the DGCL.

1.2 Effective Time. Subject to the provisions of this Agreement, the Purchaser Group and the Company shall cause the Merger to be consummated by filing the appropriate Certificate of Merger or other appropriate documents (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in such form as required by, and executed in accordance with, the relevant provisions of the DGCL, as soon as practicable on or after the Closing Date (as defined in Section 1.3). The Merger shall become effective upon such filing or at such time thereafter as is provided in the Certificate of Merger (the “Effective Time”).

1.3 Closing of the Merger. The closing of the Merger (the “Closing”) will take place at a time and on a date to be specified by the parties (the “Closing Date”), which shall be no later than the second business day after satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), at the offices of Cooley Godward LLP, One Maritime Plaza, 20th Floor, San Francisco, California 94111 or at such other time, date or place as agreed to in writing by the parties hereto.

1.4 Effects of the Merger. The Merger shall have the effects set forth herein and in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all liabilities and obligations of the Company and Merger Sub shall become the liabilities and obligations of the Surviving Corporation.

1.5 Certificate of Incorporation and By-Laws. The Certificate of Incorporation of Merger Sub in effect at the Effective Time and as set forth on Schedule 1.5 attached hereto shall be the certificate of incorporation of the Surviving Corporation, except that Article I of the certificate of incorporation of the Surviving Corporation shall read “The name of the corporation is DigitalThink, Inc., until amended in accordance with applicable law.” At the Effective Time, and without any further action on the part of the Company and Merger Sub, the Bylaws of the Merger Sub in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation, until amended in accordance with applicable law.

1.6 Directors. The directors of Merger Sub immediately prior to the Effective Time to be the initial directors of the Surviving Corporation, who shall hold office until their successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal, in accordance with the Surviving Corporation’s certificate of incorporation and bylaws.

1.7 Officers. The officers of Merger Sub immediately prior to the Effective Time to be the initial officers of the Surviving Corporation, who shall hold office until their respective successors are duly appointed and qualified, or until their earlier death, resignation or removal, in accordance with the Surviving Corporation’s certificate of incorporation and bylaws.

ARTICLE II

CONVERSION OF SHARES

2.1 Conversion of Shares.

(a) At the Effective Time, each share of the common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into one fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

(b) At the Effective Time: each share of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (individually, a “Share” and collectively, the “Shares”) (other than (1) Shares held by the Company, (2) Shares held by Purchaser Group or any other Subsidiary of any member of the Purchaser Group and (3) any Dissenting Shares (defined below)), by virtue of the Merger and without any action on the part of Merger Sub, the Company or any holder thereof, (i) shall be converted into and be exchangeable for the right to receive $2.40 in cash, payable to the holder thereof, without interest thereon, upon surrender of the certificate formerly representing such Share (the “Merger Consideration”); and (ii) will no longer be outstanding and will automatically be cancelled and retired and will cease to exist, and each holder of a certificate representing such Shares immediately prior to the Effective Time will cease to have any rights with respect thereto, except the right to receive the Merger Consideration with respect to such Shares and except as set forth in Section 2.1(d) below, upon surrender of such certificate in accordance with Section 2.4.

(c) At the Effective Time, each Share held by the Purchaser Group, any other Subsidiary of the Parent, or the Company immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the Purchaser Group, the Company or any holder thereof, be canceled, retired and cease to exist without payment with respect thereto and without surrender of the certificates formerly representing such Shares.

(d) Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any holder who has properly exercised appraisal rights with respect thereto in accordance with Section 262 of the DGCL (“Section 262”), and who complies in all respects with the provisions thereof (the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration as provided in Section 2.1(b) but instead such holder shall be entitled to payment of the fair value of such shares in accordance with the provisions of Section 262. At the Effective Time, all Dissenting Shares shall, by virtue of the Merger and without any action on the part of any holder thereof, no longer be outstanding and shall automatically be canceled, retired and shall cease to exist without payment with respect thereto and without surrender of the certificates formerly representing such Shares, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such shares in accordance with the provisions of Section 262. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 or a court of competent jurisdiction shall determine that such holder is not entitled to the rights provided by Section 262, then the right of such holder to be paid the fair value of such holder’s Dissenting

Shares under Section 262 shall cease and such Dissenting Shares shall be deemed to have been converted at the Effective Time into, and shall have become, the right to receive, the Merger Consideration as provided in Section 2.1(b). The Company shall give Parent (i) prompt notice of any written demands to assert appraisal rights that are received by the Company with respect to Shares and (ii) the right to participate in all negotiations and proceedings with respect to any such demands. The Company shall not, without the prior written consent of Parent, voluntarily make any payment with respect to or settle any such demands.

2.2 Stock Options and Warrants. Prior to the Effective Time:

(a) the Company shall take all actions necessary to provide that each option outstanding immediately prior to the Effective Time (whether or not then vested or exercisable) that represents the right to acquire Shares pursuant to the Company Stock Plans or otherwise (each, an “Option”) shall terminate at the Effective Time if not exercised prior to the Effective Time. To the extent there are Options outstanding at the Effective Time, Parent will pay to each holder of any such Option a cash amount equal to the Option Consideration (as defined below) for each Share then subject to such Option. The Option Consideration shall be paid as soon after the Effective Time as practicable, but in no event later than five business days after the Closing Date. For the purposes of this Agreement, “Option Consideration” means, with respect to any Share issuable under a particular Option, an amount equal to the excess, if any, of the Merger Consideration over the exercise price payable in respect of such Share issuable under such Option, subject to withholding any amounts due pursuant to Section 2.10. The Company shall take such steps as may be necessary to accelerate in full the vesting provisions on all Options immediately prior to, and contingent upon, the Closing.

(b) the Company shall take all actions necessary to provide that each warrant outstanding at the Effective Time (whether or not then vested or exercisable) that represents the right to acquire Shares (each, a “Warrant”) shall represent the right to acquire upon exercise thereof cash in an amount equal to the product of (i) the number of Shares issuable upon exercise of the Warrant immediately prior to the Effective Time and (ii) the Merger Consideration (the “Warrant Consideration”), in exchange for payment of the exercise price payable in respect of such Shares issuable under such Warrant, subject to withholding any amounts due pursuant to Section 2.10.

(c) the Company shall take such steps as may be necessary to cause dispositions of equity securities of the Company (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

(d) the Company shall take such steps as may be necessary to terminate the Company Stock Plans effective as of the Effective Time.

(e) notwithstanding Section 2.2(a), the Company shall take such steps as may be necessary (i) to terminate the 1999 Employee Stock Purchase Plan, (ii) to cause the rights of participants in such plan with respect to any offering period then underway to be treated as if the last business day prior to the Effective Time (or such earlier date as may be selected by the Company) is an exercise date and is the last day of such offering period and (iii) to make such other adjustments as may be necessary to reflect the shortened offering period while otherwise treating such offering period as a fully effective and completed offering period for all purposes of such plan.

2.3 Exchange Fund. Prior to the mailing of the Proxy Statement (as defined in Section 5.2), Parent shall appoint a bank or trust company which is organized in the United States and has a combined capital surplus of at least $150,000,000, reasonably acceptable to the Company, to act as exchange agent hereunder for the purpose of exchanging Share certificates that, prior to the Effective Time, represented Shares (the “Certificates”), for the Merger Consideration (the “Exchange Agent”). At the Effective Time, Parent shall deposit, or cause to be deposited, in trust with the Exchange Agent, the aggregate Merger Consideration payable pursuant to Section 2.1(b). The Merger Consideration deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.”

2.4 Exchange Procedures. As soon as reasonably practicable after the Effective Time, and in no event more than five business days after the Closing Date, the Surviving Corporation shall cause the Exchange Agent to mail to each holder of a Certificate (other than Certificates representing Dissenting Shares and Certificates formerly representing Shares held by the Purchaser Group or the Company or their respective Subsidiaries) (a) a letter of transmittal which shall specify that delivery shall be effective, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, and which letter shall be in customary form and have such other provisions as Parent may reasonably specify and (b) instructions for effecting the surrender of such Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other customary documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor a check or wire transfer in the amount equal to the cash that such holder has the right to receive pursuant to the provisions of this Article II and such Certificate shall forthwith be cancelled. Parent shall cause the Exchange Agent to deliver such check or wire transfer to a holder promptly following the holder’s submission of the above described materials to the Exchange Agent. No interest will be paid or will accrue on any cash payable upon the surrender of the Certificates. If payment is made to a person or entity (a “Person”) other than the Person in whose name the surrendered Certificate is registered, it will be a condition of payment that the Certificate so surrendered will be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall (i) pay any transfer or other taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the surrendered Certificate, or (ii) establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable.

2.5 No Further Ownership Rights in Company Common Stock. All cash paid upon conversion of the Shares in accordance with the terms of Article I and this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares.

2.6 Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates for 180 days after the Effective Time shall be delivered to the Surviving Corporation or otherwise on the instruction of the Parent, and any holders of the Certificates who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation and Parent for the Merger Consideration with respect to the Shares formerly represented thereby to which such holders are entitled pursuant to Section 2.1(b) and Section 2.4. Any such portion of the Exchange Fund remaining unclaimed by holders of Shares five (5) years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become subject to the abandoned property law of any Governmental Entity) shall, to the extent permitted by law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

2.7 No Liability. None of the Purchaser Group, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration properly paid from the Exchange Fund or properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

2.8 Investment of the Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent on a daily basis. Any interest and other income resulting from such investments shall promptly be paid to Parent.

2.9 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in the form reasonably required by the Parent as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect to the Shares formerly represented thereby.

2.10 Withholding Rights. Parent shall deduct and withhold from the Merger Consideration, Option Consideration or Warrant Consideration, as applicable, otherwise payable pursuant to this Agreement to any holder of Shares or Options or Warrants such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986 (the “Code”) and the rules and regulations promulgated thereunder, or any provision of a Tax law. To the extent that amounts are so deducted and withheld by Parent, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holders of the Shares in respect to which such deductions and withholdings were made by Parent, and Parent shall promptly remit such amounts to the appropriate taxing authorities on behalf of such holders.

2.11 Stock Transfer Books. The stock transfer books of the Company shall be closed immediately upon the Effective Time and there shall be no further registration of transfers of Shares thereafter on the records of the Company. On or after the Effective Time, any Certificates presented to the Exchange Agent, Parent or Surviving Corporation for any reason shall be converted into the Merger Consideration with respect to the Shares formerly represented thereby.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company. Except (x) with respect to any subsection of this Section 3.1, as set forth in the correspondingly identified subsection of the

Company Disclosure Schedule (as defined in Section 3.1(b)(iii)) or (y) as disclosed in the Company SEC Documents (as defined in Section 3.1(d)) filed with the SEC prior to the date hereof, the Company represents and warrants to Purchaser Group as follows:

(a) Organization, Standing and Power. Each of the Company and its Subsidiaries (as defined below) is a corporation or partnership duly organized, validly existing and, in the case of corporations, in good standing under the laws of its jurisdiction of incorporation or organization, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure so to qualify would not, either individually or in the aggregate, reasonably be expected to have a material adverse effect on the Company. The Certificate of Incorporation and By-laws of the Company, copies of which were previously furnished or made available to Purchaser Group, are true, complete and correct copies of such documents as in effect on the date of this Agreement. As used in this Agreement, (i) the word “Subsidiary” when used with respect to any party means any corporation or other organization, whether incorporated or unincorporated, (x) of which such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interests in such partnership), or (y) at least a majority of the securities or other interests of which that have by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries; (ii) a “Significant Subsidiary” means any Subsidiary of the Company or Purchaser Group, as the case may be, that would constitute a Significant Subsidiary of such party within the meaning of Rule 1-02 of Regulation S-X of the Securities and Exchange Commission (the “SEC”); (iii) any reference to any event, change or effect being “material” with respect to any entity means an event, change or effect which is material in relation to the financial condition, assets, liabilities, business or results of operations, taken as a whole, of such entity and its Subsidiaries; and (iv) the term “material adverse effect” means, with respect to any entity, a material adverse effect on the financial condition, assets, liabilities, business or results of operations, taken as a whole, of such entity and its Subsidiaries or on the ability of such entity to perform its material obligations hereunder; provided that, in any such case referred to in clause (iii) or (iv) any change, effect or event arising out of any one or more of the following shall not be deemed “material” or to have a “material adverse effect” with respect to an entity: (a) general economic or market conditions in the United States or in any other country or geographic region in which the Company does business; (b) the industry in which such entity operates (which in the case of the Company is e-learning) and not specifically relating to (and to the extent not disproportionately affecting) such entity; (c) the announcement or pendency of this Agreement or any transaction contemplated hereby; (d) actions or omissions of Purchaser Group or the Company taken with the prior written consent of the other or required or contemplated hereunder (including such actions or omissions as may be described in the Company Disclosure Schedule); (e) the failure of the Company or its Subsidiaries to take any action due to Parent’s withholding of its consent thereto; or (f) the actual or purported termination or amendment of any contract or customer relationship between such entity and any Person.

(b) Capital Structure.

(i) The authorized capital stock of the Company consists of 250 million (250,000,000) shares of the Company Common Stock, par value $0.001 per share, and 10 million (10,000,000) shares of Preferred Stock, par value $0.001 per share (the “Company Preferred Stock”). As of the close of business on December 31, 2003, (A) 49,697,838 shares of the Company Common Stock were issued (including shares held in treasury), 12,488,743 shares of the Company Common Stock were reserved for issuance upon the exercise or payment of outstanding stock options, stock units or other awards or were issuable pursuant to the Company’s 1996 Stock Option Plan, 1999 Employee Stock Purchase Plan and the Company’s 2000 NSO Stock Plan (collectively, the “Company Stock Plans”), 2,238,642 shares of the Company Common Stock were reserved for issuance pursuant to the exercise of outstanding warrants to purchase the Company Common Stock, and no shares of the Company Common Stock were held by the Company in its treasury or by its Subsidiaries; and (B) no shares of the Company Preferred Stock were outstanding or reserved for issuance except pursuant to the Company’s Preferred Stock Rights Agreement, dated as of March 31, 2003, between the Company and Mellon Investor Services LLC (as successor Rights Agent). All outstanding shares of the Company Common Stock have been duly authorized and validly issued and are fully paid and non-assessable and not subject to preemptive rights. The shares of the Company Common Stock which may be issued pursuant to the Company Stock Plans have been duly authorized and, if and when issued pursuant to the terms thereof, will be validly issued, fully paid and non-assessable and not subject to preemptive rights.

(ii) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which stockholders may vote (“Voting Debt”) of the Company are issued or outstanding.

(iii) Except for (A) this Agreement, (B) the Company Stock Plans, (C) as set forth in the disclosure schedule delivered by the Company to Purchaser Group concurrently herewith (the “Company Disclosure Schedule”), and (D) agreements entered into and securities and other instruments issued after the date of this Agreement as permitted by Section 4.1, there are no options, warrants, calls, rights, commitments or agreements of any character to which the Company or any Subsidiary of the Company is a party or by which it or any such Subsidiary is bound obligating the Company or any Subsidiary of the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or any Voting Debt or stock appreciation rights of the Company or of any Subsidiary of the Company or obligating the Company or any Subsidiary of the Company to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. There are no outstanding contractual obligations of the Company or any of its Subsidiaries (A) to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries, other than the Company Stock Plans or (B) except as described in the Company Disclosure Schedule, pursuant to which the Company or any of its Subsidiaries is or could be required to register shares of the Company Common Stock or other securities under the Securities Act of 1933, as amended (the “Securities Act”), except the Company Stock Plans and any such contractual obligations entered into after the date hereof as permitted by Section 4.1.

(iv) Since December 31, 2003, except as set forth in the Company Disclosure Schedule and except as permitted by Section 4.1, the Company has not (A) issued or permitted to be issued any shares of capital stock, stock appreciation rights or securities exercisable or exchangeable for or convertible into shares of capital stock of the Company or any of its Subsidiaries, other than pursuant to and as required by the terms of the Company Stock Plans and any employee stock options and other awards issued prior to the date hereof under the Company Stock Plans (or issued after the date hereof in compliance with Section 4.1; (B) repurchased, redeemed or otherwise acquired, directly or indirectly through one or more the Company Subsidiaries, any shares of capital stock of the Company or any of its Subsidiaries; or (C) declared, set aside, made or paid to the stockholders of the Company dividends or other distributions on the outstanding shares of capital stock of the Company.

(c) Authority.

(i) The Company has all requisite corporate power and authority to enter into this Agreement and, subject in the case of the consummation of the Merger to the adoption of this Agreement by the requisite vote of the holders of the Company Common Stock, to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject in the case of the consummation of the Merger to the adoption of this Agreement by the stockholders of the Company. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equitable principles.

(ii) The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, (A) conflict with, or result in any violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit under, or the creation of a lien, pledge, security interest, charge or other encumbrance on any assets (any such conflict, violation, default, right of termination, cancellation or acceleration, loss or creation, a “Violation”) pursuant to, any provision of the Certificate of Incorporation or By-laws of the Company or any Subsidiary of the Company, or (B) except as disclosed in the Company Disclosure Schedule and subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (iii) below, result in any Violation of any loan or credit agreement, note, mortgage, indenture, lease, the Company Benefit Plans (as defined in Section 3.1(j)), or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any Subsidiary of the Company or their respective properties or assets, which Violation, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the Company.

(iii) No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or industry self-regulatory organization (a “Governmental Entity”), is required by or with respect to the Company or any Subsidiary of the Company in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, the failure to make or obtain which would have a material adverse effect on the Company, except for (A) the filing with the SEC of (1) the Proxy Statement (as defined in Section 5.1(a)) and (2) such reports under Sections 13(a), 13(d), 13(g) and 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as may be required in connection with this Agreement and the transactions contemplated hereby and the obtaining from the SEC of such orders as may be required in connection therewith, (B) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (C) notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and (D) such filings, approvals and authorizations as may be required pursuant to applicable antitrust or competition laws of any foreign Governmental Entity.

(d) SEC Documents; Regulatory Reports; Undisclosed Liabilities.

(i) The Company has filed all required reports, schedules, registration statements and other documents with the SEC since December 31, 2000 (the “Company SEC Documents”). As of their respective dates of filing with the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), the Company SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents, and none of the Company SEC Documents when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the Company SEC Documents complied as to form, as of their respective dates of filing with the SEC, in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be disclosed therein) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries and the consolidated results of operations, changes in stockholders’ equity and cash flows of such companies as of the dates and for the periods shown.

(ii) Other than the Company SEC Documents, which are addressed in clause (i) above, the Company and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2000 with any Governmental Entity, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments is not reasonably likely to have, either individually or in the aggregate, a material adverse effect on the Company.

(iii) Except for (A) those liabilities that are fully reflected or reserved for in the consolidated financial statements of the Company included in its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2003, as filed with the SEC prior to the date of this Agreement, (B) liabilities incurred since December 31, 2003 in the ordinary course of business consistent with past practice, and (C) liabilities which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Company, the Company and its

Subsidiaries do not have, and since December 31, 2003 the Company and its Subsidiaries have not incurred (except as permitted by Section 4.1), any liabilities or obligations of any nature whatsoever (whether accrued, absolute, contingent or otherwise and whether or not required to be reflected in the Company’s financial statements in accordance with generally accepted accounting principles).

(e) Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement will, at the date of mailing to stockholders and at the times of the meetings of stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC thereunder, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Purchaser Group for inclusion or incorporation by reference in the Proxy Statement.

(f) Compliance with Applicable Laws and Reporting Requirements.

(i) The Company and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities which are material to the operation of the businesses of the Company and its Subsidiaries, taken as a whole (the “Company Permits”), and the Company and its Subsidiaries are in compliance with the terms of the Company Permits and all applicable laws and regulations, except where the failure so to hold or comply, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the Company. Except as disclosed in the Company SEC Documents filed prior to the date of this Agreement or as set forth in the Company Disclosure Schedule, the businesses of the Company and its Subsidiaries are not being conducted in violation of any law, ordinance or regulation of any Governmental Entity (including but not limited to the Sarbanes-Oxley Act of 2002 and the USA PATRIOT Act of 2001), except for possible violations which, individually or in the aggregate, do not have, and would not reasonably be expected to have, a material adverse effect on the Company. To the knowledge of the Company, no investigation by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or threatened, other than, in each case, those the outcome of which, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the Company.

(ii) The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a materially adverse effect on the system of internal accounting controls described in the following sentence. The Company and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. The Company

(A) has designed disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the management of the Company by others within those entities, and (B) has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Company’s Board of Directors (1) any significant deficiencies in the design or operation of internal controls which has affected or is reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. The Company has made available to Purchaser Group a summary of any such disclosure made by management to the Company’s auditors and audit committee since January 1, 2002.

(g) Legal Proceedings. Except as disclosed in the Company SEC Documents filed prior to the date of this Agreement or as set forth in the Company Disclosure Schedule, there is no suit, action, investigation or proceeding (whether judicial, arbitral, administrative or other) pending or, to the knowledge of the Company, threatened, against or affecting the Company or any Subsidiary of the Company as to which there is a significant possibility of an adverse outcome which would, individually or in the aggregate, have a material adverse effect on the Company, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against the Company or any Subsidiary of the Company having or which would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company or on the Surviving Corporation.

(h) Taxes. The Company and each of its Subsidiaries have filed all material tax returns required to be filed by any of them and have paid (or the Company has paid on their behalf), or have set up an adequate reserve for the payment of, all taxes required to be paid as shown on such returns, and the most recent financial statements contained in the Company SEC Documents reflect an adequate reserve, in accordance with generally accepted accounting principles, for all taxes payable by the Company and its Subsidiaries accrued through the date of such financial statements. No material deficiencies or other claims for any taxes have been proposed, asserted or assessed against the Company or any of its Subsidiaries that are not adequately reserved for. For the purpose of this Agreement, the term “tax” (including, with correlative meaning, the terms “taxes” and “taxable”) shall mean (i) all Federal, state, local and foreign income, profits, franchise, gross receipts, payroll, sales, employment, use, property, withholding, excise, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts, (ii) liability for the payment of any amounts of the type described in clause (i) as a result of being or having been a member of an affiliated, consolidated, combined or unitary group, and (iii) liability for the payment of any amounts as a result of being party to any tax sharing agreement or as a result of any express or implied obligation to indemnify any other person with respect to the payment of any amounts of the type described in clause (i) or (ii).

(i) Certain Agreements. Except as disclosed in or filed as exhibits to the Company SEC Documents filed prior to the date of this Agreement or as disclosed in the Company Disclosure Schedule and except for this Agreement or as may be specifically permitted or contemplated by this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (i) with respect to the employment of any directors or executive officers, or with any consultants that are natural persons, involving the payment of $100,000 or more per annum, (ii) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (iii) which limits the ability of the Company or any of its Subsidiaries to compete in any line of business, in any geographic area or with any person, or which requires referrals of business or requires the Company or any of its affiliates to make available investment opportunities to any person on a priority, equal or exclusive basis, and in each case which limitation or requirement would reasonably be expected to be material to the Company and its Subsidiaries taken as a whole, (iv) with or to a labor union or guild (including any collective bargaining agreement), (v) in the case of any Company Benefit Plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, or (vi) which would prohibit the consummation of any of the transactions contemplated by this Agreement. The Company has previously made available to Purchaser Group complete and accurate copies of each contract, arrangement, commitment or understanding of the type described in this Section 3.1(i) (collectively referred to herein as the “Company Contracts”). All of the Company Contracts are, to the knowledge of the Company, valid and in full force and effect, except to the extent they have previously expired in accordance with their terms or if the failure to be in full force and effect, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the Company. Neither the Company nor any of its Subsidiaries has, and, to the knowledge of the Company, none of the other parties thereto have, violated any provision of, or committed or failed to perform any act, and no event or condition exists, which with or without notice, lapse of time or both would constitute a default under the provisions of, any the Company Contract, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to result in a material adverse effect on the Company.

(j) Benefit Plans.

(i) With respect to each “employee benefit plan”, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) of the Company or any of its Subsidiaries or any entity that is treated as a single employer with the Company or any of its Subsidiaries under Code Section 414(b) or (c) (collectively, the “ERISA Affiliates”) (including, without limitation, multiemployer plans within the meaning of ERISA Section 3(37)), and all stock purchase, stock option, severance, employment, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation and other material employee benefit plans, agreements, programs, policies or other arrangements, including the Company Stock Plans, whether or not subject to ERISA, whether formal or informal, oral or written, (all the foregoing being herein called “Benefit Plans”), under which any employee or former employee of the Company, any of its Subsidiaries or ERISA Affiliates has any present or future right to benefits, maintained or contributed to by the Company or any of its Subsidiaries or ERISA Affiliates or under which the Company or any of its Subsidiaries or ERISA Affiliates has any present or future liability (the “Company Benefit Plans”), the Company has made available, or within 30 days after the execution hereof will make available, to Purchaser Group to the extent applicable a true and correct copy of (A) the most recent annual report (Form 5500) filed with the IRS, (B) such Company Benefit Plan, (C) each trust agreement relating to such Company Benefit

Plan, (D) the most recent summary plan description for each Company Benefit Plan for which a summary plan description is required by ERISA, (E) the most recent actuarial report or valuation relating to the Company Benefit Plan subject to Title IV of ERISA and (F) the most recent determination letter issued by the IRS with respect to any Company Benefit Plan qualified under Section 401(a) of the Code.

(ii) With respect to the Company Benefit Plans, individually and in the aggregate, no event has occurred and, to the knowledge of the Company, there exists no condition or set of circumstances, in connection with which the Company or any of its Subsidiaries or ERISA Affiliates would reasonably be expected to be subject to any liability that would reasonably be expected to have a material adverse effect on the Company under ERISA, the Code or any other applicable law.

(iii) Except as set forth in the Company Disclosure Schedule, no Company Benefit Plan or Company Stock Plan exists that could result in the payment to any present or former employee of the Company or any Subsidiary of the Company of any money or other property or accelerate or provide any other rights or benefits to any present or former employee of the Company or any Subsidiary of the Company as a result of the transactions contemplated by this Agreement, whether or not such payment would constitute a payment that would reasonably be expected to be non-deductible pursuant to Code Section 162(m) or 280G.

(iv) Except as disclosed in Section 3.1(j) of the Company Disclosure Schedule: (1) all material payments required to be made by or under any Company Benefit Plan, any related trusts, or any collective bargaining agreement or pursuant to law have been made by the due date thereof (including any valid extension); (2) the Company and its ERISA Affiliates have timely performed in all material respects all obligations required to be performed by them under any Company Benefit Plan or applicable law; (3) the Company Benefit Plans have been executed, managed and administered in substantial compliance with their terms and the requirements of ERISA, the Code and other applicable laws; (4) there are no actions, suits, arbitrations or claims (other than routine claims for benefits) pending or, to the Company’s knowledge, threatened with respect to any Company Benefit Plan or any fiduciary of such a Plan by any participant, beneficiary, or governmental agency; and (5) the Company and its ERISA Affiliates have no liability as a result of any “prohibited transaction” (as defined in Section 406 of ERISA and Section 4975 of the Code) for any excise Tax or civil penalty.

(v) Except as set forth in Section 3.1(j) of the Company Disclosure Schedule:

(1) None of the Company Benefit Plans is subject to Title IV of ERISA and neither the Company nor any ERISA Affiliate has maintained a Company Benefit Plan subject to Title IV of ERISA in the past seven years. Neither the Company nor any ERISA Affiliate has any liability under Title IV of ERISA.

(2) Neither the Company nor any ERISA Affiliate or any organization to which the Company or any ERISA Affiliate is a successor or parent corporation, within the meaning of Section 4069(b) of ERISA, has engaged in any transaction within the last five years which would reasonably be alleged to come within the meaning of Section 4069 of ERISA.

(vi) Each of the Company Benefit Plans which is intended to be “qualified” within the meaning of Section 401(a) of the Code has been determined by the IRS to be so “qualified” and the trust maintained pursuant thereto is exempt from federal income taxation under Section 501 of the Code, and the Company knows of no fact which would adversely affect the qualified status of any such Company Benefit Plan or the exemption of such trust, in each case in a manner that would result in a material liability to the Company or any ERISA Affiliate.

(vii) Except as set forth in Section 3.1(j) of the Company Disclosure Schedule, no stock or other security issued by the Company forms or has formed a material part of the assets of any Company Benefit Plan.

(viii) Except as contemplated by this Agreement or disclosed in Section 3.1(j) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will by itself or in combination with any other event: (1) result in any bonus, retirement, severance or other payment becoming due, or increase the amount of compensation due, to any current or former employee of the Company or any of its Subsidiaries; (ii) increase any benefits otherwise payable under any Company Benefit Plan; (iii) result in the acceleration of the time of payment or vesting of any such material benefits; or (iv) result in a job security or similar benefit or increase in such benefit.

(ix) The Company and its ERISA Affiliates do not maintain, sponsor or have any liability (contingent or otherwise) with respect to any Company Benefit Plan covering persons whose places of employment are outside the United States.

(x) Except as set forth in Section 3.1(j) of the Company Disclosure Schedule or for de minimus amounts, there are no amounts payable under any contract, plan or arrangement (written or otherwise) covering any employee or former employee of the Company or any of its ERISA Affiliates that would not be deductible pursuant to the terms of Sections 162(m) or 280G of the Code.

(xi) Except as specifically provided in the documents described in Section 3.1(j) of the Company Disclosure Schedule, there are no amendments, modifications, extensions, changes in benefits or benefit structures, or other alterations to any of the Company Benefit Plans which are currently in effect or which the stockholders or the Company have undertaken to become effective in the future, or of which the Company has knowledge.

(k) Intellectual Property.

(i) For purposes of this Agreement, “Intellectual Property” means all (i) trademarks, trademark rights, trade names, trade name rights, trade dress and other indications of origin, corporate names, brand names, logos, certification rights, and service marks, including all goodwill associated with all of the foregoing, and all applications, registrations and renewals in connection with all of the foregoing, in any jurisdiction; (ii) inventions, discoveries and ideas (which are or could reasonably be expected to be patentable and whether or not reduced to practice), and all patents, patent rights, applications for patents (including, without limitation, divisions, continuations, continuations-in-part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; (iii) trade secrets, know-how, confidential information, and other proprietary rights and information; (iv) copyrights and works of authorship, whether copyrightable or not, and all applications, registrations and renewals in connection therewith, in any jurisdiction; (v) mask works and all applications, registrations and renewals in connection therewith, in any jurisdiction; (vi) Internet domain names; (vii) databases; and (viii) other similar intellectual property or proprietary rights. All Intellectual Property owned by the Company or its Subsidiaries, necessary for the conduct of their businesses on the date hereof, and each material license to use any Intellectual Property necessary for the conduct of their businesses on the date hereof, except for computer software licenses that are commercially available and the items described in subclause (iii) above, is listed in Section 3.1(k) of the Company Disclosure Schedule.

(ii) The Company and its Subsidiaries own or possess adequate licenses or other valid rights to use (in each case, free and clear of any Liens (other than Permitted Exceptions)) all material Intellectual Property used in connection with the business of the Company and its Subsidiaries as currently conducted or as contemplated to be conducted by the Company, and no such right to use will be impaired, limited, lost or rendered liable to any right of termination by any third party by virtue of the transactions contemplated by this Agreement.

(iii) The use by the Company of any Intellectual Property owned by the Company and its Subsidiaries does not infringe upon or otherwise violate the rights of any person.

(iv) The use by the Company of any Intellectual Property claimed to be owned by any other person is in accordance with any applicable license granted by such person (or any person authorized by such person) pursuant to which the Company or any of its Subsidiaries acquired the right to use such Intellectual Property.

(v) To the Company’s knowledge, no person is challenging, infringing upon or otherwise violating any right of the Company or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to the Company or its Subsidiaries.

(vi) Neither the Company nor any of its Subsidiaries has received any written notice of any assertion or claim, pending or not, with respect to any Intellectual Property used by the Company or its Subsidiaries.

(vii) No Intellectual Property owned by the Company or its Subsidiaries is being used or enforced by the Company or its Subsidiaries in a manner that would result in the abandonment, cancellation or unenforceability of such Intellectual Property.

(viii) Except as set forth in Section 3.1(k) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has made any material claim of a violation or infringement by others of its Intellectual Property or, to the Company’s knowledge, has a basis to make any such material claim in the future.

(ix) Except as set forth in Section 3.1(k) of the Disclosure Schedule, (i) all former and current employees of the Company and its Subsidiaries have executed written contracts with same that assign to same all of such employees’ right, title and interest to any

Intellectual Property relating to the business of the Company and its Subsidiaries, and no action is pending in which the Company or any of its Subsidiaries has been served, nor, to the knowledge of the Company and its Subsidiaries, is same threatened, regarding any employee’s alleged right, title and interest to any Intellectual Property, and, to the knowledge of the Company and its Subsidiaries, there are no circumstances that would justify such an action; (ii) no employee of any of the Company or its Subsidiaries has executed any contract that (x) requires such employee to transfer, assign or disclose any Intellectual Property concerning his or her work for the Company or its Subsidiaries to any other person or (y) would prevent such employee from performing its duties for the Company or any successor without breach thereof; and (iii) no claims have been made or, to the knowledge of the Company and its Subsidiaries, threatened by employees or ex-employees under any statutory inventor compensation provision, or like employee compensation provides in any jurisdiction.

(l) Environmental Matters.

(i) As used in this Section 3.3(a) the term “Hazardous Material” shall mean any substance, chemical, contaminant, or waste (including, without limitation, asbestos, polychlorinated biphenyls (PCBs), pesticides, and petroleum) that is designated or defined (either by inclusion in a list of materials or by reference to exhibited characteristics) as hazardous, toxic or dangerous, or as a pollutant or contaminant in any federal, state or local environmental, health or safety law, code or ordinance, now existing or hereafter in effect, and all rules and regulations promulgated thereunder, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), 42 U.S.C. §§ 9601 et seq. the Resource Conservation and Recovery Act (“RCRA”), 42 U.S.C. §§ 6901 et seq. the Clean Water Act, 33 U.S.C. §§ 1251 et seq. the Clean Air Act, 42 U.S.C. §§ 7401 et seq. and all other similar federal, state, and local laws, statutes, and ordinances (collectively defined as “Environmental Laws”).

(ii) The Company and its Subsidiaries have duly complied with, and the business of the Company and its Subsidiaries is in full compliance with, the provisions of all Environmental Laws. The Company and its Subsidiaries have been issued all federal, state and local permits, licenses, certificates and approvals required, pursuant to any Environmental Laws, for the operation of their business. A true, accurate and complete list of all such permits, licenses, certificates and approvals is set forth in Section 3.1(i) of the Company’s Disclosure Schedule.

(iii) Neither the Company nor any of its Subsidiaries have received any notice of, or knows of any fact(s) (i) which might constitute violations of any Environmental Laws, or (ii) which indicate that there exists any liability or corrective or remedial obligation arising under any Environmental Laws, associated with the operation of their business or with any of the Real Property currently or formerly occupied by the Company and its Subsidiaries. Neither the Company nor any of its Subsidiaries have received or knows of any complaint, order, directive, claim, citation, notice of violation, or notice of potential liability from any Governmental Authority or any other entity with respect any environmental, health or safety matters affecting the Company or its Subsidiaries, their business, or any of the Company’s or its Subsidiaries’ assets.

(iv) Except in compliance with Environmental Laws, there has been no emission, spill, release, disposal, discharge or threatened release of any Hazardous Material into or upon the air, soils, water, improvements, or sewer, septic system, or waste treatment, storage or disposal system, at, under or from any real property currently or formerly occupied by the Company or its Subsidiaries.

(v) The Company and its Subsidiaries have provided or made available to the Parent all information in their possession concerning any environmental conditions relating to the operation of their business or the Real Property occupied by the Company or its Subsidiaries.

(m) Immigration Matters. The Company and its Subsidiaries have complied in all material respects with all relevant provisions of Section 274A of the Immigration and Nationality Act, as amended (the “Immigration Act”). Without limiting the foregoing, (a) each “employee” (as that term is defined in the Immigration Act) of the Company or its Subsidiaries resident in the United States is permitted to be so employed in the United States under the Immigration Act; (b) the Company and its Subsidiaries have examined (and made copies of, if applicable) the documents presented by said employee to establish appropriate employment eligibility under the Immigration Act; (c) the Company and its Subsidiaries have completed and required each employee hired on or since November 11, 1986 to complete a Form 1-9 verifying employment eligibility under the Immigration Act; (d) the Company and its Subsidiaries have retained each such completed Form 1-9 for the length of time required under the Immigration Act; and (e) no monetary penalties have been assessed against the Company or its Subsidiaries for violation of Section 274A of the Immigration Act.

(n) State Takeover Statutes. Subject to receipt of the Required Company Vote, the Company has taken all actions necessary under the DGCL to approve the Merger and the transactions contemplated by this Agreement.

(o) Subsidiaries. Exhibit 21 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2003 filed with the SEC prior to the date of this Agreement includes all the Subsidiaries of the Company which are Significant Subsidiaries. Except as set forth in Section 3.1(o) of the Company Disclosure Schedule, all of the shares of capital stock of each of the Subsidiaries held by the Company or by another Subsidiary of the Company are fully paid and, except as provided in 12 U.S.C. Section 55, nonassessable and are owned by the Company or a Subsidiary of the Company free and clear of any claim, lien or encumbrance.

(p) Absence of Certain Changes or Events. Except as disclosed in the Company SEC Documents filed prior to the date of this Agreement or, in the case of actions taken after the date hereof, except as permitted by Section 4.1, since December 31, 2003 (i) the Company and its Subsidiaries have conducted their respective businesses in the ordinary course consistent with their past practices and (ii) there has not been any change, circumstance or event (including any event involving a prospective change) which has had, or would reasonably be expected to have, a material adverse effect on the Company.

(q) Board Approval. The Board of Directors of the Company, by resolutions duly adopted by unanimous vote of all of the directors at a meeting duly called and held (the “Company Board Approval”), has (i) determined that this Agreement and the Merger are fair to and in the best interests of the Company and its stockholders and declared the Merger to be advisable, (ii) approved this Agreement and the Merger, and (iii) recommended that the stockholders of the Company adopt this Agreement and directed that such matter be submitted for consideration by the

Company stockholders at the Company Stockholders Meeting (as defined in Section 5.1(b)). The Company Board Approval constitutes approval of this Agreement and the Merger for purposes of Section 203 of the DGCL such that no additional stockholder approval (other than the Required Company Vote (as defined in Section 3.1(r)) shall be required pursuant to such Article to consummate the Merger and the other transactions contemplated by this Agreement. To the knowledge of the Company, except for Section 203 of the DGCL (which has been rendered inapplicable), no state takeover statute is applicable to this Agreement, the Merger or the other transactions contemplated hereby. The Board of Directors has taken all necessary action to ensure that the Preferred Stock Rights Agreement dated March 31, 2003 between the Company and Mellon Investor Services LLC shall not be invoked.

(r) Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of the Company Common Stock to adopt this Agreement (the “Required Company Vote”) is the only vote of the holders of any class or series of the Company capital stock necessary to approve and adopt this Agreement and the transactions contemplated hereby (including the Merger).

(s) Properties. Except as disclosed in the Company SEC Documents filed prior to the date of this Agreement, the Company or one of its Subsidiaries (i) has good and marketable title to all the properties and assets reflected in the latest audited balance sheet included in such Company SEC Documents as being owned by the Company or one of its Subsidiaries or acquired after the date thereof which are material to the Company’s business on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all claims, liens, charges, security interests or encumbrances of any nature whatsoever, except (A) statutory liens securing payments not yet due, (B) such imperfections or irregularities of title, claims, liens, charges, security interests or encumbrances as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, and (ii) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Company SEC Documents or acquired after the date thereof which are material to its business on a consolidated basis (except for leases that have expired by their terms since the date thereof) and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the Company’s knowledge, the lessor, except in the case of clauses (i) and (ii) above as would not reasonably be expected to have a material adverse effect on the Company.

(t) Brokers or Finders. No agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement, except Credit Suisse First Boston LLC, and the Company agrees to indemnify Purchaser Group and to hold Purchaser Group harmless from and against any and all claims, liabilities or obligations with respect to any other fees, commissions or expenses asserted by any other person on the basis of any act or statement alleged to have been made by the Company or its affiliates.

(u) Opinion of the Company Financial Advisor. The Company has received the opinion of its financial advisor, Credit Suisse First Boston LLC, dated the date of this Agreement, to the effect that the purchase price is fair, from a financial point of view, to the holders of the Company Common Stock.

(v) HIPAA Compliance Regulations. The Company and its Subsidiaries are and have been in compliance with all applicable provisions of the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), including but not limited to the Electronic Health Care Transactions and Code Sets standards published by the Secretary of the Health and Human Services, and are in compliance with the Standards for Privacy of Individually Identifiable Health Information as published by the Secretary in 45 CFR, Parts 160 and 164.

(w) Labor Matters. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent:

(i) holds bargaining rights with respect to the Company or any of its Subsidiaries by way of certification, interim certification, voluntary recognition, designation or successor rights or is otherwise recognized by the Company as a trade union for collective bargaining purposes;

(ii) has applied to be certified as the bargaining agent of any employees of the Company or any of its Subsidiaries; or

(iii) has applied to have the Company or any of its Subsidiaries declared a related employer or successor employer pursuant to applicable labor legislation.

There are no actual, or, to the knowledge of Company or any of its Subsidiaries, threatened or pending organizing activities of any trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent or any actual, threatened or pending unfair labor practice complaints, strikes, work stoppages, picketing, lock-outs, hand-billings, boycotts, slowdowns, arbitrations, grievances, any ballot held or notified or pending in relation to protected industrial action, or labor related proceedings pertaining to the Company or any of its Subsidiaries, nor have there been any such activities or complaints within the last year.

(x) Relations with Principal Customers. As of the date of this Agreement, except as set forth in the Company Disclosure Schedule, (a) the relationships of the Company with the customers that were each accountable for in excess of $500,000 in revenues for the year ended December 31, 2003 (other than Electronic Data Systems) are good commercial working relationships, (b) no such customer is currently threatening, pursuant to a written threat, to cancel or otherwise terminate, or to the knowledge of the Company intends to cancel or otherwise terminate, the relationship of such person with the Company, and (b) since December 31, 2003, no such customer has decreased materially or threatened in writing to decrease materially, or to the knowledge of Company intends to decrease materially, its purchase of the services or products of the Company.

(y) Completeness of Disclosure. Neither this Agreement (including the Company Disclosure Schedule) nor any certificate delivered to the Purchaser Group pursuant to Sections 6.2(a) or (b) contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact required to be stated herein or therein or necessary to make any statement herein or therein, in light of the circumstances under which they were made, not misleading.

3.2 Representations and Warranties of Purchaser Group. Purchaser Group represents and warrants to the Company as follows:

(a) Organization, Standing and Power. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure so to qualify would not, either individually or in the aggregate, reasonably be expected to have a material adverse effect on Purchaser Group.

(b) Authority.

(i) Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Purchaser Group. This Agreement has been duly executed and delivered by Purchaser Group and each constitutes a valid and binding obligation of Purchaser Group, enforceable against Purchaser Group in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equitable principles.

(ii) The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, (A) result in any Violation pursuant to any provision of the charters or bylaws of Purchaser Group, or (B) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (iii) below, result in any Violation of any loan or credit agreement, note, mortgage, indenture, lease, benefit plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Purchaser Group or their respective properties or assets which Violation, individually or in the aggregate, would reasonably be expected to have a material adverse effect on Purchaser Group.

(iii) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Purchaser Group or any Subsidiary of Purchaser Group in connection with the execution and delivery of this Agreement by Purchaser Group or the consummation by Purchaser Group of the transactions contemplated hereby, the failure to make or obtain which would have a material adverse effect on Purchaser Group, except for (A) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (B) notices or filings under the HSR Act, or (C) such filings, approvals and authorizations as may be required pursuant to applicable antitrust or competition laws of any foreign Governmental Entity.

(c) Legal Proceedings. There is no suit, action, investigation or proceeding (whether judicial, arbitral, administrative or other) pending or, to the knowledge of Purchaser

Group, threatened, against or affecting Purchaser Group or any Subsidiary of Purchaser Group as to which there is a significant possibility of an adverse outcome which would, individually or in the aggregate, have a material adverse effect on Purchaser Group, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Purchaser Group or any Subsidiary of Purchaser Group having, or which would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Purchaser Group or on the Surviving Corporation.

(d) Board Approval. The Board of Directors of Purchaser Group, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held (the “Purchaser Group Board Approval”), has (i) determined that this Agreement and the Merger are fair to and in the best interests of Purchaser Group and its stockholders and declared the Merger to be advisable, and (ii) approved this Agreement and the Merger.

(e) Brokers or Finders. No agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement, except Bear Stearns, and Purchaser Group agrees to indemnify the Company and to hold the Company harmless from and against any and all claims, liabilities or obligations with respect to any other fees, commissions or expenses asserted by any person on the basis of any act or statement alleged to have been made by Purchaser Group or its affiliates.

(f) Information Supplied. None of the information supplied or to be supplied by the Purchaser Group for inclusion in the Proxy Statement will, at the date of mailing to stockholders and at the times of the meetings of stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(g) Financial Wherewithal. Purchaser Group has sufficient financial wherewithal to effect immediately the Merger and other transactions contemplated by this Agreement.

(h) Completeness of Disclosure. Neither this Agreement nor the certificates delivered to the Company pursuant to Sections 6.3(a) and (b) contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact required to be stated herein or therein or necessary to make any statement herein or therein, in light of the circumstances under which they were made, not misleading.

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS

4.1 Covenants of the Company. During the period from the date of this Agreement and continuing until the earlier of the Effective Time and the termination of this Agreement, the Company agrees as to itself and its Subsidiaries that, except as expressly contemplated or permitted by this Agreement, as described in the Company Disclosure Schedule or to the extent that Purchaser Group shall otherwise consent in writing:

(a) Ordinary Course. The Company and its Subsidiaries shall carry on their respective businesses in the usual, regular and ordinary course consistent with past practice and use all reasonable efforts to preserve intact their present business organizations, maintain their rights, franchises, licenses and other authorizations issued by Governmental Entities and preserve their relationships with employees, customers, suppliers and others having business dealings with them. The Company shall not, nor shall it permit any of its Subsidiaries to, (i) enter into any new material line of business, (ii) change its or its Subsidiaries’ lending, investment, underwriting, risk and asset-liability management and other material operating policies in any respect which is material to the Company, (iii) incur or commit to any capital expenditures or any obligations or liabilities in connection therewith other than capital expenditures and obligations or liabilities incurred or committed to in the ordinary course of business consistent with past practice, (iv) enter into or terminate any material lease, contract or agreement, or make any change to any existing material leases, contracts or agreements, except in the ordinary course of business consistent with past practice or (v) commence any litigation, except in the ordinary course of business consistent with past practice.

(b) Dividends; Changes in Stock. The Company shall not, nor shall it permit any of its Subsidiaries to, or propose to, (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock, except for dividends by a wholly-owned Subsidiary of the Company, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, or (iii) repurchase, redeem or otherwise acquire, or permit any Subsidiary to redeem, purchase or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, other than pursuant to the expiration of unexercised options and warrants.

(c) Issuance of Securities. The Company shall not, nor shall it permit any of its Subsidiaries to, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock, any Voting Debt, any stock appreciation rights, or any securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares or Voting Debt, or enter into any agreement with respect to any of the foregoing, other than (i) the issuance of Company Common Stock upon the exercise or settlement of stock options, stock appreciation rights, units or other equity rights or obligations under the Company Stock Plans or the Company Benefit Plans in accordance with the terms of the Company Stock Plan or the Company Benefit Plan in effect on the date of this Agreement, or (ii) issuances by a wholly-owned Subsidiary of its capital stock to its parent or to another wholly-owned Subsidiary of the Company.

(d) Governing Documents, Etc. The Company shall not amend or propose to amend its Certificate of Incorporation or By-laws or enter into, or, except as permitted by Section 4.1(e) or 5.4, permit any Subsidiary to enter into, a plan of consolidation, merger or reorganization with any person other than a wholly-owned Subsidiary of the Company.

(e) No Dispositions. Other than other activities in the ordinary course of business consistent with past practice or as permitted by Section 5.4 or Section 5.9, the Company shall not, and shall not permit any of its Subsidiaries to, sell, lease, assign, encumber or otherwise dispose of, or agree to sell, lease, assign, encumber or otherwise dispose of, any of its assets (including capital stock of its Subsidiaries and indebtedness of others held by the Company and its Subsidiaries) which are material, individually or in the aggregate, to the Company.

(f) Indebtedness. The Company shall not, and shall not permit any of its Subsidiaries to, incur, create or assume any long-term indebtedness for borrowed money (or modify any of the material terms of any such outstanding long-term indebtedness), guarantee any such long-term indebtedness or issue or sell any long-term debt securities or warrants or rights to acquire any long-term debt securities of the Company or any of its Subsidiaries or guarantee any long-term debt securities of others, other than (i) in replacement of existing or maturing debt, or (ii) indebtedness of any Subsidiary of the Company to the Company or to another Subsidiary of the Company. Nothing in this Section 4.1(f) shall prohibit the Company from borrowing under its existing line of credit facility.

(g) Accounting Methods. Except as disclosed in any Company SEC Document filed prior to the date of this Agreement, the Company shall not change its methods of accounting in effect at December 31, 2003, except as required by applicable law or generally accepted accounting principles, each as concurred in by the Company’s independent auditors.

(h) Compensation and Benefit Plans. During the period from the date of this Agreement and continuing until the Effective Time, the Company agrees as to itself and its Subsidiaries that, except as set forth in the Company Disclosure Schedule, it will not, without the prior written consent of Purchaser Group, (i) enter into, adopt, amend (except for such amendments as may be required by law) or terminate any the Company Benefit Plan, or any other employee benefit plan or any agreement, arrangement, plan or policy between the Company or a Subsidiary of the Company and one or more of its employees, directors or officers, (ii) except for normal payments, awards and increases in the ordinary course of business or as required by any plan or arrangement as in effect as of the date hereof, increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan or arrangement as in effect as of the date hereof or enter into any contract, agreement, commitment or arrangement to do any of the foregoing or (iii) enter into or renew any contract, agreement, commitment or arrangement (other than a renewal occurring in accordance with the terms thereof) providing for the payment to any director, officer or employee of such party of compensation or benefits contingent, or the terms of which are materially altered, upon the occurrence of any of the transactions contemplated by this Agreement.

(i) No Liquidation. The Company shall not, and shall not permit any of its Significant Subsidiaries to, adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, restructuring, recapitalization or reorganization.

(j) Other Agreements. The Company shall not, and shall not permit any of its Subsidiaries to, agree to, or make any commitment to, take, or authorize, any of the actions prohibited by this Section 4.1.

(k) Timeliness of Filings and Responses. In addition to the obligations set forth in Article V, the Company shall use its best efforts: (i) to prepare and file the Proxy Statement with the SEC within 10 business days after the date this Agreement is signed; and (ii) to respond to any comments received from the SEC within three calendar days of receiving the comments. In addition to the obligations set forth in Article V, the Company and Purchaser Group shall cooperate to file a pre-merger notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 within 10 business days after this Agreement has been signed. The Company shall promptly call and use its best efforts to hold the Company Stockholders Meeting 25 days after the Proxy Statement has been accepted as final by the SEC.

4.2 Transition. In order to facilitate the integration of the operations of the Company and Purchaser Group and their Subsidiaries and to permit the coordination of their related operations on a timely basis, and in an effort to accelerate to the earliest time possible following the Effective Time the realization of synergies, operating efficiencies and other benefits expected to be realized by the parties as a result of the Merger, each of the Company and Purchaser Group shall, and shall cause its Subsidiaries to, consult with the other on all strategic and operational matters to the extent such consultation is not in violation of applicable laws, including laws regarding the exchange of information and other laws regarding competition. Without in any way limiting the provisions of Section 5.2, the Company and Purchaser Group, their respective Subsidiaries and their respective officers, employees, counsel, financial advisors and other representatives shall, upon reasonable notice to the other party, be entitled to review the operations and visit the facilities of the other party and its Subsidiaries at all times as may be deemed reasonably necessary by Purchaser Group or the Company, as the case may be, in order to accomplish the foregoing arrangements.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1 Preparation of Proxy Statement; Stockholders Meetings.

(a) As promptly as reasonably practicable following the date hereof, Purchaser Group and the Company shall cooperate in preparing and shall cause to be filed with the SEC mutually acceptable proxy materials which shall constitute the proxy statement relating to the matters to be submitted to the Company stockholders at the Company Stockholders Meeting (as defined in Section 5.1(b)) (such proxy statement and any amendments or supplements thereto, the “Proxy Statement”), and the Company shall use reasonable best efforts to have the Proxy Statement cleared by the SEC. The Company shall, as promptly as practicable after receipt thereof, provide the other party with copies of any written comments and advise the other party of any oral comments with respect to the Proxy Statement received from the SEC. The Company shall cooperate and provide the other party with a reasonable opportunity to review and comment on any amendment or supplement to the Proxy Statement prior to filing such with the SEC, and the Company will provide the other party with a copy of all such filings made with the SEC. If at any time prior to the Effective Time any information relating to either of the parties, or their respective affiliates, officers or directors, should be discovered by either party which should be set forth in an amendment or supplement to the Proxy Statement so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the stockholders of the Company.

(b) The Company shall duly take all lawful action to call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable after the date of this Agreement (together with any adjournments or postponements thereof, the “Company Stockholders Meeting”) for the purpose of obtaining the Required Company Vote with respect to the transactions contemplated by this Agreement. The Board of Directors of the Company shall use its reasonable best efforts to obtain from the Company stockholders the Required Company Vote in favor of adoption of this Agreement, and nothing contained in this Agreement shall be deemed to relieve the Company of its obligation to submit this Agreement to its stockholders for a vote on the adoption thereof.

5.2 Access to Information.

(a) Upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford to the representatives of the Purchaser Group, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts and records and, during such period, the Company shall (and shall cause its Subsidiaries to) make available the Purchaser Group (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of Federal or state securities laws, or the rules and regulations of self regulatory organizations, and (ii) all other information concerning its business, properties and personnel as the Purchaser Group may reasonably request.

(b) The Purchaser Group will hold any such information which is nonpublic in confidence to the extent required by, and in accordance with, the provisions of the letter dated December 23, 2003, between the Company and Purchaser Group (the “Confidentiality Agreement”), which Confidentiality Agreement will remain in full force and effect.

(c) No such investigation by either Purchaser Group or the Company shall affect the representations and warranties of the other.

5.3 Reasonable Best Efforts.

(a) Each of the Company and Purchaser Group shall, and shall cause its Subsidiaries to, use all reasonable best efforts (i) to take, or cause to be taken, all actions necessary to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Merger and to consummate the transactions contemplated by this Agreement as promptly as practicable, and (ii) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and/or any other public or private third party which is required to be obtained or made by such party or any of its Subsidiaries in connection with the Merger and the transactions contemplated by this Agreement; provided, however, that a party shall not be obligated to take any action pursuant to the foregoing if the taking of such action or such compliance or the obtaining of such consent, authorization, order, approval or exemption will result in a condition or restriction on such party or on the Surviving Corporation having an effect of the type referred to in Section 6.1(d). Each of the Company and Purchaser Group will promptly cooperate with and furnish information to the other in connection with any such efforts by, or requirement imposed upon, any of them or any of their Subsidiaries in connection with the foregoing.

(b) Each of the Company and Purchaser Group and their respective Boards of Directors shall, if any state takeover statute or similar statute becomes applicable to this Agreement, the Merger, or any other transactions contemplated hereby or thereby, use all reasonable best efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby or thereby and otherwise to minimize the effect of such statute or regulation on this Agreement, the Merger, and the other transactions contemplated hereby or thereby.

(c) Neither the Company nor the Purchaser Group shall, or shall permit any of its or their Subsidiaries to, intentionally take any action that would, or would reasonably be expected to, result in any of the conditions to the Merger set forth in Article VI not being satisfied, or (unless such action is required by applicable law) that would adversely affect the ability of the parties to obtain any of the Requisite Regulatory Approvals without imposition of a condition or restriction of the type referred to in Section 6.1(d).

5.4 Acquisition Proposals.

(a) From the date of this Agreement, the Company will cease any and all efforts to, and will not, directly or indirectly, through any officer, director, employee, attorney, accountant or investment bankers (collectively, “Representatives”) of the Company (i) seek, solicit, initiate or encourage the submission of inquiries, proposals or offers from any corporation, partnership, person or other entity or group relating to any acquisition or purchase of all or substantially all of the securities or assets of, the Company, or any tender or exchange offer, merger, reverse merger, consolidation, business combination, recapitalization, spin-off, liquidation, dissolution or similar transaction involving, directly or indirectly, the Company, other than the transactions contemplated by this Agreement or a transaction involving solely the Company and one or more of its Subsidiaries (each an “Acquisition Proposal”); (ii) participate or cooperate in, or pursue, any discussions or negotiations in furtherance of any Acquisition Proposal or furnish to any person or entity information concerning the Company for the purpose of furthering any Acquisition Proposal; and (iii) otherwise solicit or cooperate in any way with, or assist or participate in, facilitate or encourage any effort or attempt by any person to make or enter into an Acquisition Proposal. The Company shall cause all of its officers, directors, agents, employees, representatives, parents and affiliates to abide by the terms of this paragraph.

(b) (i) Notwithstanding the foregoing, the Board of Directors of the Company shall be permitted, prior to its meeting of stockholders to be held pursuant to Section 5.1, and subject to compliance with the other terms of this Section 5.4 and to first entering into a confidentiality agreement having provisions that are no less favorable to the Company than those contained in the Confidentiality Agreement, to engage in discussions and negotiations with, or provide any nonpublic information or data to, any person in response to an unsolicited bona fide written Acquisition Proposal by such person first made after the date of this Agreement which such party’s Board of Directors concludes in good faith constitutes or is reasonably likely to result in a

Superior Proposal, if and only to the extent that the Board of Directors of such party reasonably determines in good faith (after consultation with outside legal counsel) that failure to do so would cause it to violate its fiduciary duties under applicable law. (ii) The Company shall notify the Purchaser Group promptly (but in no event later than 24 hours) after receipt of any Acquisition Proposal, or any request for nonpublic information relating to the Company or any of its Subsidiaries by any person that informs the Company or any of its Subsidiaries that it is considering making, or has made, an Acquisition Proposal, or any inquiry from any person seeking to have discussions or negotiations with the Company relating to a possible Acquisition Proposal. Such notice shall be made orally and confirmed in writing, and shall indicate the identity of the person making the Acquisition Proposal, inquiry or request and the material terms and conditions of any inquiries, proposals or offers (including a copy thereof if in writing and any related documentation or correspondence). The Company shall also promptly, and in any event within 24 hours, notify the Purchaser Group, orally and in writing, if it enters into discussions or negotiations concerning any Acquisition Proposal or provides nonpublic information or data to any person in accordance with this Section 5.4(b) and keep the Purchaser Group informed of the status and terms of any such proposals, offers, discussions or negotiations on a current basis. (iii) Nothing contained in this Section 5.4 shall prohibit either party or its Subsidiaries from taking and disclosing to its stockholders a position required by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act; provided, however, that compliance with such rules shall not in any way limit or modify the effect that any action taken pursuant to such rules has under any other provision of this Agreement, including Section 7.1(d).

(c) The Company agrees that (i) it will and will cause its Subsidiaries and its and their officers, directors, employees, agents, representatives and advisors, to cease immediately and terminate any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal, and (ii) it will not release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which it or any of its Subsidiaries is a party with respect to any Acquisition Proposal. The Company agrees that it will use reasonable best efforts to promptly inform its and its Subsidiaries’ respective directors, officers, key employees, agents and representatives of the obligations undertaken in this Section 5.4.

(d) Nothing in this Section 5.4 shall (x) permit the Company to terminate this Agreement or (y) affect any other obligation of the Company under this Agreement. The Company shall not submit to the vote of its stockholders any Acquisition Proposal other than the Merger.

(e) For purposes of this Agreement, “Superior Proposal” means a bona fide written Acquisition Proposal which the Board of Directors of the Company concludes in good faith, after consultation with its financial advisors and legal advisors, taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), (i) is more favorable to the stockholders of the Company from a financial point of view than the transactions contemplated by this Agreement and (ii) is fully financed or reasonably capable of being fully financed, reasonably likely to receive all required governmental approvals on a timely basis and otherwise reasonably capable of being completed on the terms proposed; provided that, for purposes of this definition of “Superior Proposal,” the term Acquisition Proposal shall have the meaning assigned to such term in Section 5.4(a).

(f) Any disclosure (other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) made pursuant to Section 5.4(b)(iii) shall be deemed to be a Change in the Company Recommendation (as defined in Section 7.1(d)) unless the Board of Directors of the party making such disclosure expressly reaffirms its recommendation to its stockholders in favor of adoption of this Agreement.

5.5 Employee and Employee Benefit Matters.

(a) Parent shall cause the Surviving Corporation to provide to employees of the Company or the Company’s Subsidiaries compensation and benefits that are no less favorable than the compensation and benefits provided to similarly situated employees of the Parent and/or its Subsidiaries.

(b) Employees of the Company and its Subsidiaries as of the Effective Time shall also be provided credit for all service with the Company and its Subsidiaries, to the same extent as such service was credited for such purpose by the Company and its Subsidiaries for such employees, under (i) all employee benefit plans, programs, policies and fringe benefits arrangements to be provided to such employees for purposes of eligibility and vesting, (ii) severance plans, programs and policies to be provided to such employees for the purposes of calculating the amount of each such employee’s severance benefits and (iii) vacation and sick leave plans, programs and policies for purposes of calculating the amount of each such employee’s vacation and sick leave. With respect to each employee benefit plan, program or policy of Parent or its Subsidiaries that is a “welfare benefit plan” within the meaning of ERISA, in which current employees of the Company or its Subsidiaries participate following the Effective Time, Parent and its Subsidiaries shall (A) cause there to be waived any pre-existing condition or eligibility limitations and (B) give effect, in determining any deductible and maximum out-of-pocket limitations payable during the calendar year in which the Effective Time occurs, to claims incurred and amounts paid by, and amounts reimbursed to, current employees of the Company and its Subsidiaries during such calendar year under similar plans maintained by the Company and its Subsidiaries immediately prior to the Effective Time.

5.6 Fees and Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement, and the transactions contemplated hereby and thereby shall be paid by the party incurring such expense, except that (a) if the Merger is consummated, the Surviving Corporation shall pay, or cause to be paid, any and all property or transfer taxes imposed on either party in connection with the Merger, and (b) expenses incurred in connection with filing, printing and mailing the Proxy Statement shall be shared equally by Purchaser Group and the Company.

5.7 Public Announcements. Purchaser Group and the Company shall use reasonable best efforts (i) to develop a joint communications plan, (ii) to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan, and (iii) except in respect of any announcement required by applicable law or by obligations pursuant to any listing agreement with or rules of any securities exchange, to consult with each other before issuing any press release or, to the extent practical, otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby. In addition to the foregoing, except to the extent disclosed in or consistent with the Proxy Statement in accordance with the provisions of Section 5.1 or as otherwise permitted under Section 4.4, no party shall issue any press release or otherwise make any public statement or disclosure concerning the other party or the other party’s business, financial condition or results of operations without the consent of such other party, which consent shall not be unreasonably withheld or delayed.

5.8 Indemnification. From and after the Effective Time, Parent and the Surviving Corporation, jointly and severally, shall indemnify, defend and hold harmless the individuals who at or prior to the Effective Time were directors or officers of the Company (collectively, the “Indemnitees”) with respect to all acts or omissions by them in their capacities as such at any time prior to the Effective Time, to the fullest extent required by (a) the certificate of incorporation and bylaws of the Company as in effect on the date of this Agreement and (b) any contract between any such individual and the Company in effect on the date of this Agreement. Parent will provide, or cause the Surviving Corporation to provide, for a period of three years after the Effective Time, those persons insured under the Company’s current directors’ and officers’ insurance policies with an insurance and indemnification policy that provides run-off coverage in the amount of $10,000,000 through the Company’s current policy with Old Republic Insurance Company as listed in the Company Disclosure Schedule for events occurring at or prior to the Effective Time that is no less favorable to the covered persons than the existing policy of the Company or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that Parent and the Surviving Corporation shall not be required to pay an annual premium for such policy in excess of 200% of the annual premium currently paid by the Company for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, Parent or the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. It is understood that any unearned annual premium under the Old Republic policy will be applied to the run-off premium per the manuscript “Pre-Agreed Run-Off endorsement D1084” noted in the February 25, 2004 binder of insurance from Chicago Underwriting Group Inc. The persons to whom this Section 5.8 applies shall be third-party beneficiaries of this Section 5.8. The provisions of this Section 5.8 are intended to be for the benefit of each such individual and his heirs and representatives. In the event that the Surviving Corporation or Parent or any of its successors and assigns (i) consolidates with or merges with any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties or assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall succeed to the obligations set forth in this Section 5.8. Notwithstanding anything to the contrary in this Agreement, such indemnification obligations by the Parent shall be contingent upon the Indemnitees or their respective heirs or representatives providing timely notification to Parent or Surviving Corporation of any claim or circumstances that may give rise to a claim if the failure to provide notice would prejudice the ability of Parent or the Surviving Corporation to pursue its rights or obligations under the applicable insurance policy.

5.9 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Constituent Corporations, the proper officers and directors of each party to this Agreement shall take all such necessary action.

ARTICLE VI

CONDITIONS PRECEDENT

6.1 Conditions to Each Party’s Obligation To Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction prior to the Closing Date of the following conditions:

(a) Stockholder Approval. The Company shall have obtained the Required Company Vote in connection with the adoption of the Merger Agreement.

(b) Other Approvals. All authorizations, consents, orders or approvals of, or declarations or filings with, and all expirations of waiting periods required from, any Governmental Entity which are necessary for the consummation of the Merger or those the failure of which to be obtained would reasonably be expected to have, either individually or in the aggregate, a material adverse effect on the Surviving Corporation, shall have been filed, have occurred or been obtained (all such permits, approvals, filings and consents and the lapse of all such waiting periods being referred to as the “Requisite Regulatory Approvals”) and all such Requisite Regulatory Approvals shall be in full force and effect.

(c) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, by any Governmental Entity of competent jurisdiction which makes the consummation of the Merger illegal.

(d) Burdensome Condition. There shall not be any action taken, or any statute, rule, regulation, order or decree enacted, entered, enforced or deemed applicable to the Merger by any Governmental Entity of competent jurisdiction which, in connection with the grant of a Requisite Regulatory Approval or otherwise, imposes any condition or restriction upon the Surviving Corporation or its Subsidiaries which would reasonably be expected to have a material adverse effect after the Effective Time on the present or prospective consolidated financial condition, business or operating results of the Surviving Corporation.

6.2 Conditions to Obligations of Purchaser Group. The obligation of Purchaser Group to effect the Merger is subject to the satisfaction of the following conditions unless waived by Purchaser Group:

(a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement (disregarding for this purpose any materiality or “material adverse effect” qualifiers in such representations and warranties) shall be true and correct, except for such inaccuracies as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company, in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and Purchaser Group shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and Chief Financial Officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Purchaser Group shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and Chief Financial Officer of the Company to such effect.

(c) Dissenting Shares. The number of Dissenting Shares shall constitute no more than 10% of the shares of the Company outstanding immediately prior to the Effective Time.

6.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is subject to the satisfaction of the following conditions unless waived by the Company:

(a) Representations and Warranties. The representations and warranties of the Purchaser Group set forth in this Agreement (disregarding for this purpose any materiality or “material adverse effect” qualifiers in such representations and warranties) shall be true and correct, except for such inaccuracies as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Purchaser Group, in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and the Company shall have received a certificate signed on behalf of Purchaser Group by the Chairman and Chief Executive Officer and by the Chief Financial Officer of Parent to such effect.

(b) Performance of Obligations of Purchaser Group. Purchaser Group shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Purchaser Group by an executive officer of Purchaser Group to such effect.

ARTICLE VII

TERMINATION AND AMENDMENT

7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, whether before or after approval of the Merger by the stockholders of the Company:

(a) by mutual consent of Purchaser Group and the Company in a written instrument;

(b) by either Purchaser Group or the Company, upon written notice to the other party, if a Governmental Entity of competent jurisdiction which must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and non-appealable; or any Governmental Entity of competent jurisdiction shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger, and such order, decree, ruling or other action has become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to comply with Section 5.3 or any other provision of this Agreement has been the cause of, or resulted in, such action;

(c) by either Purchaser Group or the Company, upon written notice to the other party, if the Merger shall not have been consummated on or before September 30, 2004; provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

(d) by Purchaser Group, upon written notice to the Company, if the Company shall have (i) failed to recommend adoption of this Agreement at the Company Stockholders Meeting; or withdrawn, modified or qualified (or proposed to withdraw, modify or qualify) in any manner adverse to Purchaser Group such recommendation or taken any other action or made any other statement in connection with the Company Stockholders Meeting inconsistent with such recommendation (any such action in this clause (i), a “Change in the Company Recommendation”) (or resolved to take any such action), whether or not permitted by the terms hereof or (ii) the Company enters into an agreement in principle, arrangement or understanding (other than this Agreement) providing for the consummation of an Acquisition Proposal;

(e) by either Purchaser Group or the Company, upon written notice to the other party, if there shall have been a breach by the other party of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of such other party, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the condition set forth in Section 6.2(a) or (b) or Section 6.3(a) or (b), as the case may be, and which breach has not been cured within 60 days following written notice thereof to the breaching party or, by its nature cannot be cured within such time period;

(f) by the Purchaser Group, if Required Company Vote shall not have been obtained upon a vote taken thereon at the duly convened Company Stockholders Meeting; or

(g) by the Company to enter into an acquisition agreement with respect to a Superior Proposal; provided, however, that (i) prior to such termination, the Company has provided to Parent a written notice that describes the Superior Proposal and the parties thereto, (ii) within three business days following delivery of the notice referred to in clause (i) of this sentence, Parent does not propose adjustments to the terms and conditions of this Agreement that the Company’s Board of Directors determines in its good faith judgment to be more favorable to the Company’s stockholders than such Superior Proposal and (iii) prior to or simultaneously with the termination of this Agreement, the Company has paid or caused to be paid the Company Termination Fee in accordance with Section 7.2.

7.2 Effect of Termination.

(a) In the event of termination of this Agreement by either the Company or Purchaser Group as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Purchaser Group or the Company or their respective officers or directors, except with respect to this Section 7.2 and Article VIII, which shall survive such termination and except that no party shall be relieved or released from any liabilities or damages arising out of its willful and material breach of this Agreement.

(b) the Company shall pay Purchaser Group, by wire transfer of immediately available funds, the sum of $$3,600,000 (the “Company Termination Fee”) if this Agreement is terminated as follows:

(i) if Purchaser Group shall terminate this Agreement pursuant to Section 7.1(d), then the Company shall pay the Company Termination Fee on the business day following such termination; or

(ii) if the Company shall terminate this Agreement pursuant to Section 7.1(g), then the Company shall pay the Company Termination Fee in accordance with Section 7.1(g).

(iii) if (A) either party shall terminate this Agreement pursuant to Section 7.1(f) because the Required Company Vote shall not have been received and (B) at any time after the date of this Agreement and at or before the date of the Company Stockholders Meeting there shall have been an Acquisition Proposal made to the Company or offered to the stockholders of the Company, then the Company shall pay one-quarter of the Company Termination Fee on the business day following such termination and if within twelve (12) months of the date of such termination of this Agreement the Company or any of its Subsidiaries enters into any definitive agreement with respect to, or consummates, any Acquisition Proposal, then the Company shall pay the remaining three-quarters of the Company Termination Fee on the date of such execution or consummation; and

(iv) if (A) either party shall terminate this Agreement pursuant to Section 7.1(c) or Purchaser Group shall terminate this Agreement pursuant to Section 7.1(e), (B) at any time after the date of this Agreement and before such termination there shall have been an Acquisition Proposal made to the Company or offered to the stockholders of the Company, (C) following the making of such Acquisition Proposal, the Company shall have intentionally breached (and not cured after notice thereof) any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach shall have materially contributed to the failure of the Effective Time to occur prior to the termination of this Agreement, then the Company shall pay one-quarter of the Company Termination Fee on the business day following such termination and if within twelve (12) months of the date of such termination of this Agreement the Company or any of its Subsidiaries enters into any definitive agreement with respect to, or consummates, any Acquisition Proposal, then the Company shall pay the remaining three-quarters of the Company Termination Fee on the date of such execution or consummation.

(c) If the Company fails to pay all amounts due to Purchaser Group on the dates specified, then the Company shall pay all costs and expenses (including legal fees and expenses) incurred by Purchaser Group in connection with any action or proceeding (including the filing of any lawsuit) taken by it to collect such unpaid amounts, together with interest on such unpaid amounts at the prime lending rate prevailing at such time, as published in the Wall Street Journal, from the date such amounts were required to be paid until the date actually received by Purchaser Group.

7.3 Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of the Company, but, after any such approval, no amendment shall be made which by law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

7.4 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of a party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights. No single or partial exercise of any right, remedy, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. Any waiver shall be effective only in the specific instance and for the specific purpose for which given and shall not constitute a waiver to any subsequent or other exercise of any right, remedy, power or privilege hereunder.

ARTICLE VIII

GENERAL PROVISIONS

8.1 Non-survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, which shall terminate in accordance with its terms), including any rights arising out of any breach of such representations, warranties, covenants, and agreements, shall survive the Effective Time, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Effective Time.

8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by telecopy or telefacsimile, upon confirmation of receipt, (b) on the first business day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the third business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

(a) if to Purchaser Group, to

Convergys Corporation

Atrium One

201 East Fourth Street

Cincinnati, Ohio 45202

Attention: William H. Hawkins

Telecopy No.: (513) 723-2448

with a copy to

Frost Brown Todd LLC

2200 PNC Center

201 East Fifth Street

Cincinnati, Ohio 45202

Attention: Neil Ganulin

Telecopy No.: (513) 651-6981

and

(b) if to the Company, to

DigitalThink, Inc.

601 Brannan Street

San Francisco, CA 94107

Attention: Michael Pope

Telecopy No.: (415) 625-4100

with a copy to

Cooley Godward LLP

One Maritime Plaza, 20th Floor

San Francisco, CA 94111

Attention: Jodie M. Bourdet

Telecopy No.: (415) 951-3699

8.3 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The phrase “made available” in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. The phrases “herein,” “hereof,” “hereunder” and words of similar import shall be deemed to refer to this Agreement as a whole, including the Exhibits and Schedules hereto, and not to any particular provision of this Agreement. Any pronoun shall include the corresponding masculine, feminine and neuter forms. The phrases “known” or “knowledge” mean, with respect to either party to this Agreement, the actual knowledge of such party’s executive officers.

8.4 Counterparts. This Agreement may be executed in counterparts, each of which shall be considered one and the same agreement and shall become effective when both counterparts have been signed by each of the parties and delivered to the other party, it being understood that both parties need not sign the same counterpart.

8.5 Entire Agreement; No Third Party Beneficiaries. This Agreement (including the documents and the instruments referred to herein) (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof, other than the Confidentiality Agreement, which shall survive the execution and delivery of this Agreement and (b) except as specifically provided herein, is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

8.6 Governing Law and Venue. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware (without giving effect to choice of law principles thereof). Each of the parties hereto hereby (i) consents to submit itself to the personal jurisdiction of the federal courts of the Unites States and state courts located in the City of Wilmington, Delaware, in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a federal court or state court located in the City of Wilmington, State of Delaware.

8.7 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability and, unless the effect of such invalidity or unenforceability would prevent the parties from realizing the major portion of the economic benefits of the Merger that they currently anticipate obtaining therefrom, shall not render invalid or unenforceable the remaining terms and provisions of this Agreement or affect the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

8.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations of the parties hereunder shall be assigned by either of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

8.9 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms on a timely basis or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court identified in the Section above, this being in addition to any other remedy to which they are entitled at law or in equity.

8.10 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY, IN ANY MATTERS (WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

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IN WITNESS WHEREOF, Purchaser Group and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first set forth above.

CONVERGYS CUSTOMER MANAGEMENT GROUP INC.

By:	/s/ Claudia L. Cline
Name:	Claudia L. Cline
Title:	Secretary

SOCRATES ACQUISITION CORP.

By:	/s/ William H. Hawkins
Name:	William H. Hawkins
Title:	Senior Vice President

DIGITALTHINK, INC.

By:	/s/ Michael Pope

Michael Pope Chief Executive Officer

Exhibit 2

VOTING AGREEMENT

This is a VOTING AGREEMENT (the “Agreement”), dated as of March 24, 2004, by and between Convergys Customer Management Group Inc. (“Parent”) and the undersigned stockholders (collectively, the “Stockholders”) of DigitalThink, Inc., a Delaware corporation (the “Company”).

WHEREAS, concurrently herewith, the Company, Parent and Socrates Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), are entering into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will be merged with and into the Company (the “Merger”). Capitalized terms used herein but not otherwise defined herein shall have the meaning ascribed to them in the Merger Agreement;

WHEREAS, as of the date hereof, each of the Stockholders is the record holder and beneficial owner (as defined in Rule 13d-3 under the Securities Act of 1934, as amended) of such number of shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) as is indicated below his or its signature on the final page of this Agreement (the “Company Shares”); and

WHEREAS, as a material inducement to Parent to enter into the Merger Agreement, the Stockholders are willing to enter into and be bound by this Agreement pursuant to which the Stockholders agree to vote that certain number of their Company Shares as indicated below his or its signature on the final page of this Agreement (the “Subject Shares”);

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration given to each party hereto, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto agree as follows:

ARTICLE I

AGREEMENT TO VOTE THE COMPANY SHARES

Section 1.1 Agreement to Vote the Company Shares. From and after the date of this Agreement and ending as of the Expiration Date, each Stockholder hereby agrees that, at any meeting of the stockholders of the Company, however called, the Stockholder shall vote the Subject Shares: (a) in favor of the Merger Agreement and the transactions contemplated thereby including, without limitation, the Merger, provided that the Merger is submitted to the stockholders of the Company for their approval; (b) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement; and (c) against any action or agreement that would impede, interfere with, delay, postpone or attempt to discourage the transaction contemplated by the Merger Agreement, including, without limitation: (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its Subsidiaries including an Acquisition Proposal; (ii) a sale or transfer of a material amount of assets of the Company or any of its

Subsidiaries or a reorganization, recapitalization or liquidation of the Company or any of its Subsidiaries; (iii) any change in the management or board of directors of the Company, except as otherwise agreed to, in writing, by Parent; (iv) any material change in the present capitalization or dividend policy of the Company, except as otherwise agreed to, in writing, by Parent; or (v) any other material change in the Company’s corporate structure or business, except as otherwise agreed to, in writing, by Parent.

Section 1.2 Grant of Irrevocable Proxy; Appointment of Proxy.

(a) Each Stockholder hereby irrevocably grants to, and appoints, Karen Bowman and Darrell Lauterbach, or either of them, in their respective capacities as officers of Parent, and any individual who shall hereafter succeed to any such office of Parent, and each of them individually, as such Stockholder’s proxy and attorney-in-fact (with full power of substitution and resubstitution), for and in the name, place and stead of such Stockholder, to vote the Subject Shares in favor of the Merger Agreement and all transactions contemplated by the Merger Agreement and against each matter contemplated by Sections 1.1(b) and (c) hereof; provided that the foregoing proxy shall be effective only in the event that any Stockholder attempts to vote any of the Subject Shares in a manner contrary to this Agreement and any votes by the Stockholders that are contrary to this Agreement shall be void ab initio and have no effect.

(b) Each Stockholder represents and warrants that any proxies heretofore given in respect of the Subject Shares are revocable, and that any such proxies are hereby revoked.

(c) Each Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon such Stockholder’s execution and delivery of this Agreement. Each Stockholder hereby affirms that the irrevocable proxy set forth in this Section 1.2 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Stockholder under this Agreement. Each Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked except upon termination of this Agreement in accordance with the terms hereof. Each Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof.

Section 1.3 No Inconsistent Arrangements. Each Stockholder hereby covenants and agrees that, except as contemplated by this Agreement and the Merger Agreement, it shall not (a) transfer (which term shall include, without limitation, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of the Subject Shares or any interest therein, (b) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of the Subject Shares or any interest therein, (c) grant any proxy, power-of-attorney or other authorization in or with respect to the Subject Shares, (d) deposit the Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Subject Shares or (e) take any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby or by the Merger Agreement or which would make any representation or warranty of such Stockholder hereunder untrue or incorrect.

Section 1.4 Additional Company Shares. Each Stockholder hereby agrees, while this Agreement is in effect, to promptly notify Parent of the number of any new shares of equity securities of the Company acquired by such Stockholder, if any, after the date hereof and prior to the Expiration Date (“New Shares”). Each Stockholder agrees that such New Shares shall be voted in the same manner and subject to the same conditions as the Subject Shares as provided for in this Agreement; provided, however, the aggregate Subject Shares shall at no time equal or exceed 19.9% of the issued and outstanding Company Common Stock and that the Subject Shares shall be adjusted pro-rata among the undersigned stockholders’ Subject Shares accordingly.

Section 1.5 Expiration. Article I hereof and each Stockholder’s obligations under such Article I shall terminate and shall no longer be in effect on the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms (such date, the “Expiration Date”).

ARTICLE II

CERTAIN ADDITIONAL COVENANTS

Section 2.1 Non-solicitation. Each of the Stockholders hereby covenants and agrees that, prior to the Effective Time, he, she or it shall not, directly or indirectly, solicit, initiate, encourage or facilitate, or furnish or disclose non-public information in furtherance of, any inquiries or the making of any proposal with respect to an Acquisition Proposal, or negotiate, explore or otherwise engage in discussion with any Person (other than Parent or its directors, officers, employees, agents and representatives) with respect to any Acquisition Proposal, except in accordance with Section 5.4 of the Merger Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of Stockholders. Each Stockholder hereby represents and warrants to Parent as follows:

(a) Title. Except as set forth on Schedule 3.1(a), such Stockholder has good and valid title to the Company Shares listed next to such Stockholder’s name on the signature page hereto, free and clear of any lien, pledge, charge, encumbrance or claim of whatever nature.

(b) Ownership. On the date hereof, the Company Shares listed next to such Stockholder’s name on the signature page hereto, are owned of record or beneficially by such Stockholder and, on the date hereof, such Stockholder has sole voting power and sole power of disposition with respect to all of the Company Shares listed next to such Stockholder’s name on the signature page hereto, with no restrictions, subject to applicable federal securities laws, on such Stockholder’s rights of disposition pertaining thereto.

(c) Authority. Such Stockholder has the legal capacity, power and authority to enter into and perform all of its obligations under this Agreement. The execution,

delivery and performance of this Agreement by such Stockholder will not violate any other agreement to which such Stockholder is a party including, without limitation, any voting agreement, stockholders agreement or voting trust. This Agreement has been, assuming the due authorization, execution and delivery of the same by each of the other parties hereto, duly and validly executed and delivered by such Stockholder and constitutes a valid, legal and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms, subject to (i) bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium and other similar laws now or hereafter in effect relating to or affecting creditors’ rights generally, and (ii) general principles of equity (regardless of whether considered in a proceeding at law or in equity).

Section 3.2 Representations and Warranties of Parent. Parent hereby represents and warrants to the Stockholders as follows:

(a) Parent has all necessary corporate power and authority to execute and deliver this Agreement, to consummate the transactions contemplated by this Agreement and to perform its obligations under this Agreement. The execution and delivery by Parent of this Agreement and the consummation by Parent of the transactions contemplated by this Agreement have been duly authorized and approved by the board of directors of Parent, and no other proceedings on the part of Parent are necessary to authorize this Agreement and the transactions contemplated by this Agreement. This Agreement has been, assuming the due authorization, execution and delivery of the same by each of the other parties hereto, duly and validly executed and delivered by Parent and constitutes a valid, legal and binding agreement of Parent, enforceable against Parent in accordance with its terms, subject to (i) bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium and other similar laws now or hereafter in effect relating to or affecting creditors’ rights generally, and (ii) general principles of equity (regardless of whether considered in a proceeding at law or in equity).

ARTICLE IV

MISCELLANEOUS

Section 4.1 Further Assurances. From time to time, at Parent’s request and without further consideration, the Stockholders shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate and make effective the transactions contemplated by this Agreement.

Section 4.2 Entire Agreement; Assignment. This Agreement (i) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements (except to which one or more Stockholders are a party to any other agreement contemplated by the Merger Agreement) and understandings, both written and oral, between the parties with respect to the subject matter hereof and (ii) shall not be assigned by operation of law or otherwise.

Section 4.3 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assignees, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 4.4 Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto.

Section 4.5 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given by hand delivery, telecopy, by any courier service, such as Federal Express, providing proof of delivery, or by first class mail. All communications hereunder shall be delivered to the respective parties at the following addresses:

If to the Stockholders:

at the respective addresses and telecopier numbers set forth opposite their names on the signature page to this Agreement:

With a copy to:

Cooley Godward LLP

One Maritime Plaza, 20th Floor

San Francisco, CA 94111

Attention: Jodie M. Bourdet

Facsimile: (415) 951-3699

If to Parent:

Thomas F. Eberle

Convergys Corporation

201 East Fourth Street

Cincinnati, Ohio 45202

Facsimile: (513) 723-7734

With a copy to:

Frost Brown Todd LLC

2200 PNC Center

201 East Fifth Street

Attn.: Neil Ganulin

Facsimile: (513) 651-6891

or to such other address, person’s attention or telecopier number as the person to whom notice is given may have previously furnished to the others, in writing, in the manner set forth above.

Section 4.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

Section 4.7 Specific Performance. Each Stockholder recognizes and acknowledges that a breach by him of any covenants or agreements contained in this Agreement will cause Parent to sustain damages for which it would not have an adequate remedy at law for money damages, and, therefore, each Stockholder agrees that, in the event of any such breach, Parent shall be entitled to the remedy of specific performance of such covenant and agreement and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, without the posting of any bond and without proving that damages would be inadequate.

Section 4.8 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same Agreement.

Section 4.9 Descriptive Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 4.10 Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 4.11 Waiver of Jury Trial. PARENT AND EACH STOCKHOLDER HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

IN WITNESS WHEREOF, Parent and each Stockholder have caused this Agreement to be duly executed as of the day and year first above written.

PARENT

By:	/s/ Claudia L. Cline

Name:	Claudia L. Cline

Title:	Secretary

STOCKHOLDERS:

WALDENVC II, L.P.
WALDEN MEDIA AND INFORMATION TECHNOLOGY FUND, L.P.
WALDEN CAPITAL PARTNERS II, L.P.
WALDEN VC II-SIDE, L.P.

By:	/s/ Steven Eskenazi

Steven Eskenazi

Shares Owned: 8,104,120 shares of Company Common Stock

/s/ Steven L. Eskenazi

STEVEN L. ESKENAZI

Shares Owned: 34,449 shares of Company Common Stock

/s/ Roger V. Goddu

ROGER V. GODDU

Shares Owned: 550,000 shares of Company Common Stock

/s/ Peter J. Goettner

PETER J. GOETTNER

Shares Owned: 1,021,400 shares of Company Common Stock

/s/ Samuel D. Kingsland

SAMUEL D. KINGSLAND

Shares Owned: 463,384 shares of Company Common Stock

/s/ William H. Lane III

WILLIAM H. LANE III

Shares Owned: 75,077 shares of Company Common Stock

/s/ Jon C. Madonna

JON C. MADONNA

Shares Owned: 21,000 shares of Company Common Stock

/s/ Roderick C. McGeary

RODERICK C. MCGEARY

Shares Owned: 38,692 shares of Company Common Stock

/s/ Michael W. Pope

MICHAEL W. POPE

Shares Owned: 1,989 shares of Company Common Stock

/s/ Umberto Milletti

UMBERTO MILLETTI

Shares Owned: 388,828 shares of Company Common Stock